UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement.
☐   Check box if Amendment is material and investors must reconfirm within five business days.
This immaterial amendment is filed to include Exhibit D – Audited Financial Statement.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer
Blue Hill Tech, Inc.

Legal Status of Issuer

> ***Form:***
> Corporation

> ***Jurisdiction of Incorporation/Organization:***
> Delaware

> ***Date of Organization:***
> June 15, 2020

Physical Address of Issuer
3131 Western Ave, Suite 411, Seattle, WA 98121

Website of Issuer
https://artly.ai/

Is there a Co-Issuer? __x___ yes _____no

Name of Co-Issuer:
Artly Capital CF. LLC

Legal status of Co-Issuer:

> ***Form:***
> Limited Liability Company

> ***Jurisdiction of Incorporation/Organization:***
> Delaware

> ***Date of Organization:***
> December 3, 2024

Physical Address of Co-Issuer:
3131 Western Ave, Suite 411, Seattle WA 98121

Website of Co-Issuer:

Name of Intermediary through which the Offering will be Conducted:
DealMaker Securities, LLC

CIK Number of Intermediary:
0001872856

SEC File Number of Intermediary:
008-70756

CRD Number, if applicable, of Intermediary:
315324

Amount of compensation to be paid to the Intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:
As compensation for the services provided by DealMaker Securities LLC, the Company is required to pay to DealMaker Securities LLC a cash fee consisting of an eight and one-half percent (8.5%) commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The cash fee is inclusive of transaction and payment processing fees. There is also a $15,000 monthly fee for marketing and platform services payable to DealMaker Securities LLC and/or its affiliates.

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:
None

Type of Security Offered:
Other – Series CF-2 Preferred Stock

Target Number of Securities to be Offered:
1,415

Price (or Method for Determining Price):
$14.13

Target Offering Amount:
$19,993.95

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the discretion of the Company

Maximum Offering Amount (if different from Target Offering Amount):
$4,999,999.41

Deadline to reach the Target Offering Amount:
April 30, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:
20

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$5,109,400	$5,354,843
Cash & Cash Equivalents	$2,862,315	$3,180,062
Accounts Receivable	$24,489	$0
Short-term Debt	$119,165	$164,625
Long-term Debt	$0	$0
Revenues/Sales	$1,989,640	$1,744,772
Cost of Goods Sold	$1,222,497	$1,262,708
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(2,795,112)	$(2,883,553)

The jurisdictions in which the Issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia,

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Blue Hill Tech, Inc.
(Issuer)

/s/ Meng Wang
(Signature)

Meng Wang
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Yushan Chen
(Signature)

Yushan Chen
(Name)

COO
(Title)

January 12, 2026
(Date)

Instructions.

1.　　　The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.　　　The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Blue Hill Tech Inc.
3131 Western Ave
Suite 411 SEATTLE,
WA 98121
https://artly.ai/

SPV Interests Representing Up to $4,999,999.41 in Series CF-2
Preferred Stock
Minimum Target Amount: $19,993.95

Blue Hill Tech Inc. (the "**Company**," "**Artly**," "**we**," "**us**," or "**our**") is offering a minimum amount of $19,993.95 (the "**Target Offering Amount**") and up to a maximum amount of $ 4,999,999.41 (the "**Maximum Offering Amount**") of Series CF-2 Preferred Stock, at a purchase price of $14.13 per share of Series CF-2 Preferred Stock on a best efforts basis as described in this Form C (this "**Offering**"). The investment will be made through Artly Capital CF, LLC, a crowdfunding vehicle that is excluded from the definition of an "investment company" pursuant to Rule 3a9 under the Investment Company Act of 1940 (the "**Co-Issuer**"). The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2026 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Series CF-2 Preferred Stock will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT AS PERMITTED UNDER REGULATION CROWDFUNDING AND OTHER APPLICABLE SECURITIES LAWS. PURSUANT TO RULE 100(F) OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW. NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT. THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED IN THIS FORM C. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE OF THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK & TRUST COMPANY, A MISSOURI CHARTERED TRUST COMPANY WITH BANKING POWERS, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING

OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws. Neither the Company nor the Co-Issuer, nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Company:

Company: Blue Hill Tech, Inc. (the "**Company**" or "**Artly**")
Address: 3131 Western Ave, Suite 411 , SEATTLE, WA 98121
Original State of Incorporation: WA
Date Originally Incorporated in WA: February 4, 2020
Converted into a Delaware C corporation: June 15, 2020

Terms:

Equity

Offering Minimum: $19,993.95 | 1,415 shares of Series CF-2 Preferred Stock Offering
Maximum: $ 4,999,999.41 | 406,936 shares of Series CF-2 Preferred Stock
Type of Security Offered: Series CF-2 Preferred Stock
Purchase Price of Security Offered: $14.13
Minimum Investment Amount (per investor): $989.10

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "**CEO**"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Co-Issuer.

This Offering has the following co-issuer(s): Artly Capital CF. LLC (the "**Co-Issuer**"), located at 3131 Western Ave, Suite 411, Seattle WA 98121. The Co-Issuer was initially incorporated as a C Corporation in the United States under the jurisdiction of the State of Delaware on December 3, 2024, under the name "Artly Capital CF. Inc", and it later converted into a Limited Liability Company in the United States under the jurisdiction of the State of Delaware on November 5, 2025, under the name "Artly Capital CF. LLC". There is no website for the Co-Issuer. The Company has formed the Co-Issuer solely for the purpose of facilitating this Regulation Crowdfunding offering. The Co-Issuer will serve merely as a conduit for investors to invest in the Company and will not have a separate business purpose. An investment in the Co-Issuer will provide investors with substantially the same economic exposure, non-voting status, and investor protections under State and Federal law, as well as the same disclosures, as they would have if they had invested directly in the Company, although investors will hold their interests through the Co-Issuer rather than as direct stockholders of the Company. The Co-Issuer will maintain a one-to-one relationship between the number, denomination, type and rights of Company securities it owns and the number, denomination, type and rights of its securities outstanding. The Co-Issuer cannot borrow or raise funds on its own account. The proceeds from the Offering will be received by the Co-Issuer and invested immediately in the Securities issued by the Company. The Co-Issuer will be the legal owner of Series CF-2 Preferred Stock. The Co Issuer is intended to be operated such that investors in the Co-Issuer receive economic, information and, to the extent applicable, voting rights in respect of the Series CF 2 Preferred Stock that correspond to the rights they would have received had they invested directly in the Company.

The Co-Issuer is structured with the intention that investors achieve substantially the same economic exposure, governance rights (which in general are none, as disclosed below), and ability to assert state and federal law rights, and receive the same disclosures, as if they had invested directly in the Company.

Investment Incentives & Bonuses*

The Company is offering the following Perks to investors in this offering. Bonus shares are issued in the form of additional interests in the Co-Issuer, which in turn will hold additional shares of Series CF-2 Preferred Stock of the Company, and are otherwise identical in all respects to the interests and underlying securities purchased for cash in this offering.

Large Investor Bonus Interests in the Co-Issuer (Representing Series CF-2 Preferred Stock)

Funded Investment Amount Received	Perks
$2,500.00 to $4,999.99	1% bonus shares of Series CF-2 Preferred Stock
$5,000.00 to $9,999.99	3% bonus shares of Series CF-2 Preferred Stock
$10,000.00 to $24,999.99	5% bonus shares of Series CF-2 Preferred Stock
$25,000.00 to $49,999.99	7% bonus shares of Series CF-2 Preferred Stock
$50,000.00 and above	10% bonus shares of Series CF-2 Preferred Stock

Time-Based Bonus Interests
In addition to the amount-based perks above, investors who complete their investment within the time periods below may be eligible to receive the following time-based bonus interests:

Time of Funded Investment*	Perks
Within the first 45 days after commencement of this offering	5% bonus shares of Series CF-2 Preferred Stock
During the second 45-day period after commencement of this offering	3% bonus shares of Series CF-2 Preferred Stock

* For purposes of these tables, "Funded Investment Amount" means each investment from an investor for which (i) the investor has completed all required documents (including the subscription agreement and investor questionnaire), (ii) the investment has been fully funded, and (iii) the investment has been accepted by the Co-Issuer following completion of all required compliance reviews (including AML screening). For clarity, multiple investments by the same investor may be aggregated to determine whether the applicable Funded Investment Amount threshold and/or time-based threshold has been met, to the extent permitted by the Intermediary's systems.

** Bonus interests in the Co-Issuer will have the same economic terms as, and represent the same class and series of, securities of the Company as the interests purchased for cash in this offering, except that they are issued as additional consideration and not for additional cash payment.

Bonus interests earned under the time-based and amount-based programs can be cumulative if the conditions for each are satisfied. The Company and the Co-Issuer may modify or discontinue any bonus program to the extent permitted under Regulation Crowdfunding.

Fractional interests will not be distributed; bonus interests will be rounded down to the nearest whole interest. Bonus interests will be assigned to eligible investors at or after the final closing of the offering, unless otherwise determined by the Company and the Co-Issuer's transfer agent. The date and time of the accepted subscription will be used to determine eligibility for time-based perks. The Intermediary will not distribute bonus interests or other perks and will not receive any compensation relating to such perks.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus-share perks, if any, due to tax laws that prohibit self-dealing transactions in which the investor receives an immediate personal financial benefit from assets held in the IRA. As a result, an IRA investor must decline any non-bonus-share perks that may otherwise be offered in connection with this offering.

The Company and its Business

Company Overview

Artly empowers businesses and individuals with robots that deliver human-level skill, precision and artistry–offering exceptional quality and consistent expertise at scale.

Description of Business

Artly, a Delaware C Corporation, specializes in generative AI solutions and similar technologies designed to optimize human and robotic workflows. Our technological advancements support North America's largest robotic coffee shop and trusted by major companies like Microsoft and Tesla. We are expanding our focus to include broader applications of artificial intelligence, software, and data analytics under the brand "Artly AI."

Artly operates under a dual-market strategy to maximize growth and scalability:

Direct-to-Consumer (DTC) Retail Locations: Artly owns and operates food and beverage locations, such as Artly Coffee locations, under the Artly associated brands, delivering high-quality, consistent customer experiences. These locations serve as revenue drivers and real-world test environments to iterate and improve our robotic and AI technologies.

Robotics-as-a-Service (RaaS): Artly licenses its robotic barista technology to third-party businesses (e.g., coffee shops, corporate offices, bars, hospitality venues). Partners pay a monthly fee to deploy Artly robots, reducing labor costs and enhancing service consistency.

By leveraging cutting-edge deep learning and computer vision models, we aim to deliver AI-driven products that benefit various industries including (but not limited to) retail, hospitality, and enterprise services. We continue to refine our offerings to reflect evolving market demands and the Company's growth strategy.

REASONS TO INVEST

Artly is at the forefront of a generational shift in robotics and AI adoption. Labor shortages, rising costs, and increasing consumer demand for convenience and quality are accelerating the transition to automation. With multiple scalable revenue streams (RaaS, retail, licensing) and a roadmap for international growth, Artly's current success is a proof of concept—our true potential lies in capturing a global market that exceeds $700B in food service alone.

We believe our technology has potential to contribute meaningfully to automation solutions across industries. Together, we're building the future.

IP

Artly has applied for three patents related to its robotic barista technology. The first patent, US Application No. 17/195,280, is for a system and method for collaborative robotic food and beverage preparation and service. The second patent, PCT Application No. PCT/US21/33430, is for a system and method for robotic food and beverage preparation using computer vision. The third patent, PCT Application No. PCT/US21/33727, is for a system and method for teaching a robot to mimic precise human motions for creation of food and beverages.

Competitors and Industry

Industry

Robotics and AI Automation Industry
The robotics and automation industry is booming, with the global market valued at $89.68 billion in 2024, projected to grow to $159.28 billion by 2029, at a CAGR of 12% (Source: Mordor Intelligence, https://www.mordorintelligence.com/industry-reports/robotics-market). Within this space, the adoption of AI-powered collaborative robots (cobots) is accelerating as industries seek solutions to labor shortages, rising operational costs, and increasing demand for efficiency and consistency.

Key Trends Driving Growth in Robotics and Automation:

Labor Shortages: The food and beverage industry has faced persistent labor shortages, with unfilled positions impacting business operations. Robotics offers a scalable solution to address this gap (Source: U.S. Bureau of Labor Statistics, https://www.bls.gov/ooh/food-preparation-and-serving/food-and-beverage-serving-and-related-workers.htm).
Cost Efficiency and Scalability: Robots, once trained, provide consistent, scalable services at a fraction of the long-term cost of human labor.
Technological Advancements: Innovations in computer vision, multimodal large language models (MLMs), and AI algorithms have enabled robots to perform intricate, skill-based tasks with human-like precision.
Competitors

Current robotic solutions in the food and beverage industry fail to automate many labor-intensive tasks due to **limited functionality, lack of scalability, and poor customer experience**. Many competitors either rely on pre-programmed automation or basic vending-style systems, which lack the adaptability and skill required to replicate artisanal craftsmanship.

> **Vending-Style Machines:** While companies like Café X and COFE+ offer fully automated vending systems, these machines sacrifice quality and flexibility for speed. They produce standardized drinks with no customization, falling short of delivering a premium, barista-level experience.

Automation companies: Competitors using collaborative robotic arms, such as Richtech Robotics and Dexai, focus narrowly on assembly or simple repetitive tasks. These solutions lack **general-purpose adaptability** to handle complex, human-level interactions like advanced latte art, tool manipulation, or adapting to change in environment, or novel tasks.

Humanoid Robotics Companies: Tesla, Figure.ai, and Agility are all developing robotic assistants in human forms but have not been deployed in the real world yet.

Labor-Only Focus: Traditional coffee chains like Starbucks or Dunkin' rely heavily on human labor, which leads to **inconsistent quality**, high turnover, and rising labor costs. They cannot scale without facing operational bottlenecks or quality degradation.

Why They Haven't Succeeded:

Lack of Advanced AI & Robotics Integration: We believe that many competitors focus on more conventional robotic automation, which may limit task flexibility. Artly incorporates multimodal AI and computer-vision technologies to create robotic systems designed to handle a wider range of tasks with improved adaptability and precision.

Customer Experience Gap: Competitors fail to provide an immersive, high-quality user experience. Artly not only delivers premium specialty coffee but creates a memorable, engaging customer interaction through human-level skill in robotics.

Limited Scalability & Feedback Loops: Many solutions fail to scale due to reliance on outdated, rigid technology. Artly's **dual-market strategy** (operating our own locations and offering RaaS to partners) allows us to iterate quickly, enhancing both our technology and customer satisfaction at an unmatched pace.

In our view, many existing automated systems focus primarily on efficiency or standardized outputs, which may limit their flexibility in addressing evolving customer needs. Artly bridges this gap by delivering consistent, high-quality results at scale with robots that combine human-like skill and AI-driven intelligence.

Current Stage and Roadmap

Current stage

We are currently in-market with our product or service.

Artly, a company that merges AI and robotics with craftsmanship to revolutionize the food and beverage sector, has achieved significant milestones in the first half of 2024. These accomplishments encompass launching a new equipment lease program with two partners already on board and 11 more in the pipeline, and the expansion into Canada with new MUJI locations that are performing on par with other Artly coffee locations. The company also celebrated the successful opening of Artly Pier39, a new store in San Francisco.

Technological advancements have improved the capabilities of Artly's baristasbot, including enhancements in spatial awareness, interaction, and drink quality, supported by multimodal language models and advanced computer vision. The shift to batch production in manufacturing has significantly improved robot stability and reduced lead times.

Artly's financial performance has been strong, revenue saw a substantial increase, reaching $2M in 2024.

U.S. in the Coffee World Championships in June. Awards:

2023 GeekWire Awards Finalist – Hardware

2023 US Coffee Championships Brewer Cup Champion

2023 US Coffee Championships Latte Art Runner-up

2022 US Coffee Championships Latte Art West Coast Champion 2022 US

Roaster Championship Rank No.6

2020 US Roaster Championship West Coast Champion

https://uscoffeechampionships.org/latest-news/meet-the-2023-us-coffee-champions https://drive.google.com/file/d/12_s9NcjZkdpWm9O60Aqs2LtNcjWcBSvG/view

https://static1.squarespace.com/static/57fe83d22994ca96152be230/t/627a80385c0ead1d08dbcf5b/1652195384700/2022+USRC+Full+Rankings.pdf

https://uscoffeechampionships.org/latest-news/2022/4/9/meet-the-2022-us-coffee-champions

https://static1.squarespace.com/static/57fe83d22994ca96152be230/t/5e532967dbfcb2688e408217/1582508391693/2020+Qualifiers+OC+Roaster+Ran

Future roadmap

The rapid maturation of technology and increasing market demand make the next two years crucial for Artly to achieve its goal of providing expert robotic services to everyone. Artly's vision is to create robots with human-level skill, precision, and artistry. We have aggressive plans for the next two years.

For 2025, our goal is to:
Continued develop of our robots' AI-based skills and functionality to enhance their sophistication and human-like capabilities.
Start Beta testing of Artly General Intelligent (AGI) robotic platform with partner businesses for custom applications using natural languages and demonstrations.
Deploy of 200 robots in North America and reach $10M+ ARR.

For 2026, our goal is to:
Launch of Artly General Intelligent (AGI) robotic platform, enabling businesses and individuals to program and deploy robots for custom applications using natural languages and demonstrations.
Deploy of 1,000 robots and reach $50M+ ARR.

The Team

Officers and Directors

Name: Meng Wang

Meng Wang's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

> **Position**: Co-Founder and CEO
> **Dates of Service**: January, 2020 - Present
> **Responsibilities**: As the co-founder of Artly Coffee, Meng Wang leads the technology and product development teams, leveraging his expertise in AI and machine learning to drive the evolution of our robotic baristas. His responsibilities include steering the strategic direction of the company, overseeing technology advancements, and making pivotal business decisions to ensure the success and growth of Artly Coffee. In. Meng currently receives an annual salary of $100,000 in addition to being a principal security holder of the company.

Other business experience in the past three years:

> **Employer**: Amazon Web Services (AWS)
>
> **Title**: Principal Applied Scientist
>
> **Dates of Service**: September, 2015 - December, 2021
>
> **Responsibilities**: At AWS AI, following the acquisition of his company Orbeus, Meng Wang led the development and implementation of cutting-edge AI services like Rekognition and Textract. His responsibilities involved driving the technical vision, overseeing the design and development of AI solutions, and ensuring seamless integration of these technologies into AWS's broad service offerings. His role was instrumental in enhancing the AI capabilities of AWS and providing value to its global client base.

Name: Yushan Chen

Yushan Chen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

> **Position**: Chief Operation Officer and Chief Product Officer
> **Dates of Service**: October, 2019 - Present
> **Responsibilities**: Overseeing the day-to-day operations of the company and steering product development. Her role involves ensuring operational efficiency, directing the creation and improvement of our robotic barista products, and aligning these with the company's strategic goals. Her guidance is key to delivering high-quality coffee experiences consistently and scaling the business effectively.

Other business experience in the past three years:

> **Employer**: Amazon
>
> **Title**: Senior Product Manager
> **Dates of Service**: Sep 2015 - October, 2019

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

You will not be investing directly into the Company, but into a crowdfunding vehicle.

Changes to the securities laws permit us to use a "crowdfunding vehicle" (the Co Issuer), a special purpose vehicle that is intended to qualify as a "crowdfunding vehicle" under Rule 3a 9 under the Investment Company Act of 1940. That means investors will invest in Artly Capital CF. LLC, becoming a member of the Co-Issuer, and then the Co-Issuer will purchase the Series CF-2 Preferred Stock in the Company. A condition to using the Co-Issuer is that the Co-Issuer passes on the same economic and governance rights that are set out in the Series CF-2 Preferred Stock. However, it may not always be possible to replicate those rights exactly, because the Co-Issuer is an LLC formed under Delaware law, as opposed to a Delaware corporation. You will be relying on us, as the Manager of the Co-Issuer, to make sure the Co-Issuer complies with Delaware law and functions in accordance with securities law. The structure of the Co-Issuer is explained further in the section entitled, "Ownership and Capital Structure." The Co-Issuer will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. There could be delays, complications, and unexpected risks in that process.

Uncertain Risk
An investment in Artly Capital CF, LLC (the "Co-Issuer") and indirectly in Blue Hill Tech, Inc. (the "Company," "we," "us," or "our") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any interests in the Co-Issuer (representing shares of the Company's Series CF-2 Preferred Stock) should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor should carefully consider all of the information provided to such potential investor regarding the Company and the Co-Issuer as well as the following risk factors, in addition to the other information listed in this Form C. These risk factors are not intended, and shall not be deemed, to be a complete description of all commercial and other risks inherent in an investment in the Co-Issuer and indirectly in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet any projections or targets. There can be no assurance that the Company will be able to find sufficient demand for its products and services, that customers will view them as a better option than competing products or services, or that we will be able to provide them at a level and cost structure that allows the Company to make a profit and still attract business

Any valuation at this stage is difficult to assess
The valuation for this offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage growth companies, is difficult to assess, and investors may risk overpaying for their investment.

The transferability of the Securities you are buying is limited

Any interests in the Co-Issuer (and the underlying Series CF-2 Preferred Stock) purchased through this Regulation Crowdfunding campaign are subject to limitations on transfer under Rule 501 of Regulation Crowdfunding. This means that the securities you purchase generally cannot be resold for a period of one year. The limited exceptions to this rule include transfers (i) to the Company, the Co-Issuer, or an affiliate, (ii) to an "accredited investor," (iii) as part of a registered offering, or (iv) to a family member, trust created for the benefit of a family member, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive, and there is currently no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer at any price. The Company may in the future be acquired by an existing player in the food and beverage, robotics, or automation industry, but that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital

We anticipate needing access to additional capital in order to support our working capital requirements and growth plans. Obtaining credit or other financing on acceptable terms may be difficult. If we cannot obtain capital when we need it, we could be forced to raise additional equity, slow or modify our growth plans, reduce operating expenses, or take other actions that could be adverse to investors. Issuing more equity may require bringing on additional investors on terms that are more favorable than those of this offering, possibly at a lower price per share, which could dilute your investment. Even if the equity is not priced lower, your ownership percentage would be reduced with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease or curtail operations, in which case the only asset remaining to generate a return on your investment could be our intellectual property. Even if we do not cease operations, the unavailability of capital could result in the Company performing below expectations, which could adversely affect the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in additional equity and debt financings in the future, which may reduce the value of your investment. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock or other securities could be issued in series from time to time with such designations, rights, preferences, and limitations as may be necessary to raise capital. The terms of such securities could be more advantageous to those investors than to the holders of the Series CF-2 Preferred Stock or the interests in the Co-Issuer. In addition, if we need to raise more equity capital, institutional or other investors may negotiate terms that are more favorable than the terms of this offering, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described in this Form C is an estimate based on our current business plan. We may find it necessary or advisable to re-allocate portions of the net proceeds from one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projected results cannot be guaranteed. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's current estimates of the probable results of our operations and have not been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable, but some assumptions will not materialize due to unanticipated events and circumstances beyond management's control. As a result, actual results of operations will differ from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the amount shown as raised in this campaign, which may increase the apparent level of third-party market interest.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Some of our products are still in prototype phase and might never be operational products

Certain of our robots, AI platforms, and related technologies are still in the research and development or early deployment stage. Delays or cost overruns in the development, testing, or commercialization of these products—and the failure of any such product to meet our performance, safety, reliability, or cost estimates—may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, or regulatory requirements. It is possible that some products may never be successfully commercialized or may require changes to our business model. Any of these events could materially and adversely affect our operating performance and results of operations.

Developing new products and technologies entails significant risks and uncertainties

We are currently investing heavily in research and development for our coffee robots and AI technologies. Developing new hardware and software entails significant technical, operational, and financial risks. We may experience delays, performance shortfalls, cost overruns, integration issues, or other problems that prevent us from bringing products to market on the schedule and at the cost we anticipate. Any such issues could materially and adversely affect our business and the value of your investment.

Minority Holder; Securities with No Voting Rights

The interests investors purchase in the Co-Issuer represent an indirect interest in the Company's Series CF-2 Preferred Stock, which has no voting rights, and investors in the Co-Issuer itself will not have voting rights with respect to the Co-Issuer other than as required by applicable law. This means that you will have no ability to influence how the Company or the Co-Issuer are managed. You will be relying entirely on the discretion of our management and existing voting security holders to make decisions they believe are in the best interests of the Company and the Co-Issuer, which may not always align with your interests. Furthermore, in the event of a liquidation of the Company, you will only be paid if there is any cash or other assets remaining after all creditors and any senior securities of the Company have been paid in full.

You are trusting that management will make the best decision for the company

You are buying securities as a minority, non-voting investor and therefore must rely on the judgment of the Company's management and board of directors, as well as the manager of the Co-Issuer, to make decisions about the business, including financings, acquisitions, dispositions, and other significant transactions. These decision-makers may take actions that you do not agree with and that may not maximize the value of your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may need to scale back or cease operations and investors could lose their entire investment. Even if we sell the maximum amount in this offering, the Company will likely need to raise additional funds in the future, and if it cannot obtain those funds on acceptable terms, we may fail or be forced to take actions that are dilutive or otherwise adverse to investors. Even if we are able to raise additional capital, the terms of any future offering might result in your investment being worth less, because later investors might receive securities with better economic or control rights or at a lower price per share.

This offering involves "rolling closings," which may disadvantage earlier investors

This offering may involve one or more "rolling closings," which means we may accept investments and conduct closings at different times during the offering period. As a result, later investors may have the benefit of additional information that was not available to earlier investors at the time they made their investment decisions, including updated financial or operational information. Earlier investors will not have an automatic right to adjust their investment based on such later-available information.

Our new product could fail to achieve the sales projections we expected

Our growth projections assume that new products and services—such as expanded robotic deployments, new locations, and AI capabilities—will gain traction in the marketplace more quickly than our current products have. It is possible that these new offerings will fail to achieve significant sales or market acceptance for any number of reasons, including customer preferences, competitive products, pricing, or operational challenges. If our new products fail to achieve the sales and acceptance we expect, this could materially and adversely impact the value of your investment.

We face significant market competition

We compete with larger, established companies and emerging startups in the food and beverage, robotics, automation, and AI industries. Many of these competitors have greater financial resources, brand recognition, existing customer relationships, and marketing and sales capabilities than we do. They may succeed in developing and marketing competing or superior products more quickly or effectively than we can. There can be no assurance that competitors will not render our technology or products less attractive or that our offerings will be preferred to existing or newly developed technologies. Competition is likely to intensify, which could materially and adversely affect our business and the value of your investment.

We are an early stage company and have limited revenue and operating history

The Company has a relatively short operating history, a limited number of locations and deployments, and has generated only limited revenues to date. If you are investing in this Company, it is because you believe that robotic coffee and AI-driven automation are attractive business opportunities and that our team will be able to successfully develop, market, and sell our products and services at prices and volumes sufficient to make the Company successful. We have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most important assets is its intellectual property, including, patent applications, trademarks, copyrights, domain names, proprietary software, and trade secrets. There is no guarantee that our pending patents will be granted, that our issued or future patents will be found valid and enforceable, or that competitors will not design around our technology. Competitors may misappropriate or otherwise violate our intellectual property rights. Although we intend to take steps to protect our intellectual property, doing so may require significant time and expense, and we may not always be successful. If we are unable to adequately protect our intellectual property, our competitive position and the value of your investment could be materially and adversely affected.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our intellectual property rights could prevent us from enforcing them

Intellectual property litigation is expensive and uncertain. Even if we believe that a competitor is infringing one or more of our patents, trademarks, copyrights, or other rights, we might choose not to file suit because we lack the financial resources to pursue a multi-year litigation with an uncertain outcome, or because we determine that the cost and risk of enforcement outweigh the potential benefit. Choosing not to enforce our intellectual property rights in some instances could undermine their perceived strength, reduce our ability to license them, and weaken our ability to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost or risk of enforcement, your investment could be adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our success depends heavily on the continued services of our key personnel, including our founders and senior management, as well as our ability to attract and retain additional qualified employees in areas such as engineering, AI, robotics, operations, sales, marketing, and finance. Competition for talented personnel is intense, and we may not be able to recruit, hire, train, and retain the people we need at acceptable compensation levels or at the time we need them. We may also make hiring decisions that do not work out as expected. If we are unable to attract and retain the right talent, or if we lose one or more key employees, our business, results of operations, and the value of your investment could be materially and adversely affected

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to operate our locations and deploy our robotic systems is subject to extensive regulation, including local health and safety codes, food handling regulations, building and fire codes, workplace safety rules, and laws and regulations relating to data privacy and security. These laws and regulations, and their enforcement, may change over time and may vary by jurisdiction. If we fail to comply with applicable laws and regulations—or if new or more stringent requirements are imposed—we could face fines, penalties, operational restrictions, mandatory changes to our products or locations, or even closures of certain operations. Any such events could increase our costs, limit our ability to grow, and adversely affect the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third-party vendors and partners for a variety of essential functions, including manufacturing and assembly of robots, component and ingredient supply, shipping and logistics, payment processing, accounting, legal services, public relations, marketing, retail landlord relationships, and distribution. If any of these third parties fails to perform its services, performs them in an unsatisfactory manner, experiences financial or operational difficulties, or terminates its relationship with us, we could experience delays, increased costs, defects, errors, or other problems that materially impact our operations. Our ability to find and qualify replacement providers on acceptable terms may be limited. As a result, our reliance on third parties could materially and adversely affect our business and your investment.

Technological risks

The Company heavily relies on advanced AI, software, and robotic technology to deliver its specialty coffee and related experiences. Investing in such cutting-edge technology involves inherent risks, including potential technical glitches, hardware failures, software bugs, cybersecurity vulnerabilities, and integration issues. Any major technological malfunction or security incident could disrupt operations, harm customer experience, damage our brand and reputation, and negatively impact our financial performance and the value of your investment.

Supply chain disruptions

Our operations depend on a complex supply chain for components, equipment, ingredients, and other materials, as well as third-party manufacturing and logistics partners. Events such as pandemics, natural disasters, geopolitical tensions, labor disruptions, transportation bottlenecks, or the financial distress of key suppliers could disrupt our supply chain. Such disruptions could lead to delays, increased costs, inability to deploy or maintain our robots and locations, or shortages of critical inputs, any of which could adversely affect our ability to meet customer demand and harm our business.

Expansion risks

Our growth strategy contemplates opening new locations, deploying additional robots, expanding into new geographies, and launching new products and services. Expansion initiatives require significant capital investment and management attention and are inherently risky. We may face challenges in identifying and securing suitable sites, entering into favorable lease or partner arrangements, managing construction and build-out, scaling operations, maintaining consistent quality and customer experience, and complying with local regulations in each new market. If our expansion is delayed, more costly than expected, or not well received by customers, our growth and the value of your investment could be adversely affected.

Investors will not have voting rights

Investors in this offering will acquire non-voting interests in the Co-Issuer, which indirectly represent non-voting shares of Series CF-2 Preferred Stock of the Company. Investors will not have the right to vote on matters submitted to the Company's stockholders, including the election of directors, future financings, mergers, acquisitions, or sales of assets, nor will they have the ability to direct the management or policies of the Co-Issuer, except as required by applicable law. Those holding voting securities could use their voting power to approve actions that may be adverse to investors in this offering, such as issuing additional securities that dilute your holdings, entering into transactions with related parties, or approving a sale of the Company at a valuation you consider unattractive. Investors should not purchase these securities if they are not comfortable with this lack of voting rights and control

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage (on a fully diluted basis)
Meng Wang	3,112,500	Common Stock	
Meng Wang	205,402	Series Seed Preferred Stock	32.80%
Meng Wang	365,719	Series Pre-A3 Preferred Stock	

The Company's Securities

The following is a brief summary of the Company's securities and their rights and privileges set forth in the Company's Certificate of Incorporation, a copy of which is attached hereto as Annex A, which is incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation. Terms used and not otherwise defined in this section of the Offering Memorandum have the same meanings as given in the Certificate of Incorporation.

Investors should review this Form C together with (i) the Subscription Agreement between each Investor and the Co-Issuer, attached as [Annex B] (including all attachments and exhibits), and (ii) the Operating Agreement of the Co-Issuer attached as [Annex C], in conjunction with the summary information below.

SPV structure and securities offered

In this offering, securities will be issued by both the Company and the Co-Issuer. Investors will purchase limited liability company interests in the Co-Issuer, which will pool investor funds and, in turn, purchase shares of the Company's Series CF-2 Preferred Stock as a single stockholder of the Company. As a result, the Co-Issuer will be the legal owner of the Series CF-2 Preferred issued in this offering. The Co-Issuer is intended to be operated so that investors, through their interests in the Co-Issuer, receive the same economic, voting (if any) and information rights in respect of the Series CF-2 Preferred as if they had invested directly in the Company, subject to the limitations described in this Form C and the Co-Issuer Operating Agreement.

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Pre-A1 Preferred Stock, Series Pre-A2 Preferred Stock, Series Pre-A3 Preferred Stock, Series CF Preferred Stock and Series CF-2 Preferred Stock. As part of this Regulation Crowdfunding offering, the Co-Issuer will invest in up to [*] of Series CF-2 Preferred Stock.

Common Stock

The Company is authorized to issue 12,000,000 shares of Common Stock, of which 6,998,818 shares are issued and outstanding (treating for this purpose as outstanding all shares of Common Stock reserved under the Company's 2020 Stock Incentive Plan).

Voting rights:

Each share of Common Stock entitles its holder to one vote on all matters submitted to a vote of stockholders, subject to any separate voting rights of one or more series of preferred stock as provided in the Company's Certificate of Incorporation.

Material rights

Election of directors: The holders of Common Stock are entitled, voting together with the "Voting Preferred Stock" (as defined below) on an as-converted basis, to elect two directors of the Company.

Preferred Stock

The Company is authorized to issue:
(1) 1,091,225 shares of Series Seed Preferred Stock, all of which are issued and outstanding.
(2) 101,125 shares of Series Pre-A1 Preferred Stock, all of 101,125which are issued and outstanding.
(3) 342,273 shares of Series Pre-A2 Preferred Stock, all of 342,273which are issued and outstanding.
(4) 2,011,456 shares of Series Pre-A3 Preferred Stock, all of 2,011,456 which are issued and outstanding.
(5) 685,654 shares of Series CF Preferred Stock, 403,984 of 685,654 which are issued and outstanding.
(6) 406,936 shares of Series CF-2 Preferred Stock, 0 of 406,936, which are issued and outstanding.

The Series Seed Preferred Stock, Series Pre-A1 Preferred Stock, Series Pre-A2 Preferred Stock, and Series Pre-A3 Preferred Stock are collectively referred to as the "**Voting Preferred Stock**". Series CF Preferred Stock and Series CF-2 Preferred Stock have **no voting rights** except as required under applicable law, including the Delaware General Corporation Law.

Series Seed Preferred Stock

Voting Rights:
Series Seed Preferred Stock votes together with the Common Stock and all other Voting Preferred Stock as a single class on an as-converted basis, with one vote per share of Common Stock into which such shares are convertible.

Material Rights:
The rights and privileges of the Preferred Stock summarized below in "Preferred Stock Rights and Preferences" apply to all series of Voting Preferred Stock unless otherwise noted.

Series Pre-A Preferred Stock (including Series Pre-A1, Series Pre-A2, Series Pre-A3 Preferred Stock)

Voting Rights:
Each series votes together with the Common Stock and Voting Preferred Stock as a single class, on an **as-converted basis**, at **one vote per equivalent share of Common Stock**.

Material Rights:
The rights and privileges of the Preferred Stock summarized below in "Preferred Stock Rights and Preferences" apply to all series of Voting Preferred Stock unless otherwise noted.

Series CF Preferred Stock

Voting Rights:
Series CF Preferred Stock has **no voting rights** except as required under applicable law, including the Delaware General Corporation Law.

Material Rights:
The rights and privileges of the Preferred Stock summarized below in "Preferred Stock Rights and Preferences" apply to all series of Voting Preferred Stock unless otherwise noted.

Series CF-2 Preferred Stock

Voting Rights:
Series CF-2 Preferred Stock has **no voting rights** except as required under applicable law, including the Delaware General Corporation Law.

Material Rights:
The rights and privileges of the Preferred Stock summarized below in "Preferred Stock Rights and Preferences" apply to all series of Voting Preferred Stock unless otherwise noted.

Further, Investors in the Co-Issuer will indirectly hold only the Series CF-2 Preferred Stock (the Co-Issuer will be the legal owner of Series CF-2 Preferred Stock) and are completely passive investors. Investors should not purchase the Series CF-2 Preferred Stock if they are not comfortable with this lack of voting and control.

Preferred Stock Rights and Preferences
(applies to Series Seed, Series Pre-A1, Series Pre-A2, Series Pre-A3, Series CF and Series CF-2 Preferred Stock unless otherwise noted)

a. Dividends

Dividends may be declared at the discretion of the Board. Holders of Preferred Stock are entitled to **4% per annum of the Original Issue Price**, payable **pro rata and pari passu** among all Preferred Stock. Dividends are **non-cumulative**; no rights accrue if dividends are not declared. Preferred Stock dividends are paid **in priority to Common Stock**.

b. Liquidation, Dissolution, or Winding Up

In a liquidation or Deemed Liquidation Event (as defined below):

In the event of any liquidation, dissolution or winding up of the Company, or a "Deemed Liquidation Event" as defined in the Certificate of Incorporation, the Company's assets (or the consideration or "Available Proceeds" payable in such transaction) will be distributed to stockholders in the following order of priority:

Step 1 – Preference for Series Pre-A and Series CF Preferred Stock

Before any amounts are paid to the holders of Series Seed Preferred Stock, Series CF-2 Preferred Stock or Common Stock, the holders of Series Pre-A1 Preferred Stock, Series Pre-A2 Preferred Stock, Series Pre-A3 Preferred Stock (collectively, the "Series Pre-A Preferred Stock"), and Series CF Preferred Stock will be entitled, on a pari passu basis, to receive out of the assets available for distribution (or the applicable consideration or Available Proceeds in a Deemed Liquidation Event) an amount per share equal to the greater of (i) the applicable Original Issue Price of such share, plus any dividends declared but unpaid thereon, and (ii) the amount that such holder would receive if all shares of that series (and any other series of Series Pre-A Preferred Stock that would receive a larger distribution per share) and Series CF Preferred Stock were converted into Common Stock immediately prior to the liquidation or Deemed Liquidation Event.

If the assets available for distribution are insufficient to pay the full amount to which the holders of Series Pre-A Preferred Stock and Series CF Preferred Stock are entitled, those holders will share the available assets ratably, in proportion to the full preferential amounts to which they would otherwise be entitled.

Step 2 – Preference for Series Seed Preferred Stock

After payment in full of all amounts due to the holders of Series Pre-A Preferred Stock and Series CF Preferred Stock as described above, the holders of Series Seed Preferred Stock will be entitled to receive, before any payment is made to the holders of Series CF-2 Preferred Stock or Common Stock, an amount per share equal to the greater of (i) the Original Issue Price of such share, plus any dividends declared but unpaid thereon, and (ii) the amount that such holder would receive if all shares of Series Seed Preferred Stock were converted into Common Stock immediately prior to the liquidation or Deemed Liquidation Event.

If the assets available for distribution are insufficient to pay the full amount to which the holders of Series Seed Preferred Stock are entitled, those holders will share the available assets ratably in proportion to their full preferential amounts.

Step 3 – Preference for Series CF-2 Preferred Stock

After payment in full of all amounts due to the holders of Series Pre-A Preferred Stock, Series CF Preferred Stock and Series Seed Preferred Stock as described above, the holders of Series CF-2 Preferred Stock will be entitled to receive, before any payment is made to the holders of Common Stock, an amount per share equal to the greater of (i) the Original Issue Price of such share, plus any dividends declared but unpaid thereon, and (ii) the amount that such holder would receive if all shares of Series CF-2 Preferred Stock were converted into Common Stock immediately prior to the liquidation or Deemed Liquidation Event.

If the remaining assets are insufficient to pay the full amount to which the holders of Series CF-2 Preferred Stock are entitled, those holders will share such remaining assets ratably in proportion to their full preferential amounts.

Step 4 – Common Stock

After payment in full of all amounts required to be paid to the holders of all series of Preferred Stock as described above, any remaining assets of the Company available for distribution to stockholders (or, in the case of a Deemed Liquidation Event, any remaining consideration or Available Proceeds not payable to the holders of Preferred Stock) will be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each holder.

c. Deemed Liquidation Events

For the purposes of determining the above mentioned distributions to the stockholders, a Deemed Liquidation Event includes, unless waived by holders of at least a majority of the outstanding shares of Voting Preferred Stock (the "Requisite Holders"), a merger or consolidation involving the Company or a subsidiary, or the sale, lease, or transfer of substantial assets of the Company and its subsidiaries.

The value of the property, rights, or securities distributed in a Deemed Liquidation Event is determined by the Board of Directors.

In certain cases, where any portion of consideration is payable upon contingencies ("Additional Consideration"), the portion of consideration that is not subject to contingencies ("**Initial Consideration**") shall first be allocated among the stockholders in accordance with the liquidation preference as if the Initial Consideration were the only consideration payable; after the Additional Consideration becomes payable, it shall be allocated among the stockholders in accordance with the liquidation preference after taking into account the previous payment of Initial Consideration.

d. Conversion Rights

There are no optional conversion rights associated with Series CF and Series CF-2 Preferred Stock. All Preferred Stock will be automatically converted into Common Stock upon either (i) an IPO resulting in at least $50,000,000 of gross proceeds to the Company or (ii) the election of the Requisite Holders. The conversion ratio for the Series CF-2 Preferred Stock into Common Stock is one-for-one (1:1), subject to standard adjustments for stock splits, stock dividends, and similar recapitalization events. Please refer to Annex A of this Offering Memorandum for the Certificate of Incorporation.

e. Protective Provisions

While at least **1,864,469 shares of Voting Preferred Stock** remain outstanding (subject to customary adjustments), the Company may not take certain actions without the **written consent or approval of the Requisite Holders.** Such actions include but not limited to amendments to the Certificate of Incorporation, creating new senior securities, redemption, dividends, or significant corporate transactions (as specified in the Certificate of Incorporation).

f. Director Election Rights

Holders of Voting Preferred Stock can elect **one director**, as long as at least 1,864,469 shares (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Voting Preferred Stock) remain outstanding.

g. Voting Proxy.

Each Subscriber shall appoint the CEO, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a holder of Series CF-2 Preferred Stock of the Company, except for the rights expressly provided in the Company's Certificate of Incorporation, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a change of control event or a sale of the significant assets of the Company, or transactions with related parties. Further, investors in this offering may have rights less than those of holders of the Voting Preferred Stock, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the Series CF-2 Preferred Stock can only be resold:

- In an IPO;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series CF Preferred Stock
  Type of security sold: Equity
  Final amount sold: $3,530,100.42
  Number of Securities Sold: 403,984
  Use of proceeds: Research & Development, Inventory, Intermediary Compensation
  Date: June 01, 2022
  Offering exemption relied upon: Section 4(a)(6)/Regulation Crowdfunding

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2024

Revenue

Revenue for fiscal year 2023 was $1,744,772 compared to $1,989,640 in fiscal year 2024.

The increase is due to the fact that Artly opened more stores in 2024 and achieved higher

sales in its existing stores.

Cost of sales

Cost of Sales for fiscal year 2023 was $1,262,708 compared to $1,222,497 in fiscal year 2024.

The decrease is due to fact that the company improved the efficiency of the robots in 2024.

Gross margins

Gross margins for fiscal year 2023 were 27.63% compared to 38.55% in fiscal year 2024. The

increase of gross margin is due to that Artly has started to improve the efficiency of its robots.

Expenses

Expenses for fiscal year 2023 were $3,376,439 compared to $3,704,709 in fiscal year 2024.

The increase is due to the increased engineering team size, and the tools and equipment to

develop new functions of the robots.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue-generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future. Past cash was primarily generated through sales of coffee drinks and food items in our coffee shops.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Dec 2024, the Company has capital resources available in the form of cash of $2,862,315.

How do the funds of this campaign factor into your financial resources?

The funds raised in this campaign will be used in developing more functions of the robots and purchasing more robots and equipment to expand to more locations.

We believe the funds of this campaign are not critical to our company operations.

* If critical: These funds are required to support [insert initiative].

* If not critical: We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 20% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18of months . This is based on a current monthly burn rate of $250,000 for expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 month. This is based on a current monthly burn rate of $250,000 for expenses.

Are there any additional future sources of capital available to your company?
Currently, the Company has contemplated additional future sources of capital.

Indebtedness

Creditor: Hudson 1099 Stewart Street, LLC Amount
Owed: $111,321.00
Interest Rate: 0.0%
On April 14, 2022, the company entered into an operating lease agreement with Hudson 1099 Stewart Street, LLC to rent certain business premises on period of sixty months. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $154,707,689 Valuation

Details:

Your price per share will equal the valuation you choose divided by your shares issued on a fully diluted basis.

Disclaimers
The Company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the target amount of $19,993.95, we plan to use these proceeds as follows:
   8.5% will be paid to the intermediary as compensation.
   91.5% will be paid to purchase inventory for the Company's robot baristas in preparation for the launch of more locations in the U.S.

If we raise the over allotment amount of $4,999,999.41, we plan to use these proceeds as follows:
   We will use 71.5% of the funds raised for purchasing equipment to develop new Al models to further enhance the capabilities of our robot baristas.
   We will use 20% of the funds raised to purchase inventory for the Company's robot baristas in preparation of launch of more locations in the U.S, Canada and Europe.
   8.5% will be paid to the intermediary as compensation.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Intermediary Compensation:
We will the funds raised to pay to the intermediary as compensation. As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $45,000 advance setup fee and $12,000 monthly fee for marketing and platform services payable to DealMaker Securities LLC and/or its affiliates.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://artly.ai/ (https://artly.ai/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;
(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

 (5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: http://artly.ai.

Updates on the Issuer's progress towards reaching its target amount will be filed with the SEC on Form C-Us when the offering reaches 50% and 100% of its target amount.

ANNEX A

Certificate of Incorporation

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "BLUE HILL TECH, INC.", FILED IN THIS OFFICE ON THE NINTH DAY OF JANUARY, A.D. 2026, AT 12:41 O`CLOCK P.M.



C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

3064998 8100
SR# 20260088807

Authentication: 202773013
Date: 01-09-26

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:41 PM 01/09/2026
FILED 12:41 PM 01/09/2026
SR 20260088807 - File Number 3064998

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF BLUE HILL TECH, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Blue Hill Tech, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Blue Hill Tech, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on June 15, 2020.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Third Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Third Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Blue Hill Tech, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, 19808. The name of its registered agent at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 12,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 4,638,669 shares of Preferred Stock, $0.0001 par value per share, of which 1,091,225 shares are designated as Series Seed Preferred Stock ("**Series Seed Preferred Stock**"), 101,125 shares are designated as Series Pre-A1 Preferred Stock ("**Series Pre-A1 Preferred Stock**"), 342,273 shares are designated as Series Pre-A2 Preferred Stock ("**Series Pre-A2 Preferred Stock**"), 2,011,456 shares are designated as Series Pre-A3 Preferred Stock ("**Series Pre-A3 Preferred Stock**," together with Series Pre-A1 Preferred Stock and Series Pre-A2 Preferred Stock, collectively, "**Series Pre-A Preferred Stock**"), 685,654 shares are designated as Series CF Preferred Stock ("**Series CF Preferred Stock**") and 406,936 shares are designated

as Series CF-2 Preferred Stock ("**Series CF-2 Preferred Stock**"; together with Series CF Preferred Stock, Series Seed Preferred Stock and Series Pre-A Preferred Stock, collectively, the "**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Fourth Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Fourth Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Fourth Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, preferences, powers, privileges and restrictions, qualifications and limitations shall apply to the Preferred Stock. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth. For purposes of this Fourth Amended and Restated Certificate of Incorporation, Series Seed Preferred Stock and Series Pre-A Preferred Stock shall be collectively referred hereinafter as "**Voting Preferred Stock**".

1. <u>Dividends</u>.

The holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors of the Corporation (the "**Board of Directors**"), out of any funds and assets at the time legally available therefor, at the rate of 4% of the applicable Original Issue Price (as defined below) per annum for each share of Preferred Stock, payable on a pro rata, pari passu basis, in preference and priority to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock).

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The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared.

The "**Original Issue Price**" shall mean, with respect to the Series Seed Preferred Stock, $0.9737 per share; with respect to the Series Pre-A1 Preferred Stock, $1.4833 per share; with respect to the Series Pre-A2 Preferred Stock, $1.6069 per share; with respect to Series Pre-A3 Preferred Stock, $4.1015 per share; with respect to Series CF Preferred Stock, $9.48 per share; and with respect to Series CF-2 Preferred Stock, $14.13 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Preferred Stock.

2. <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

2.1 <u>Preferential Payments to Holders of Series Pre-A Preferred Stock and Series CF Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Series Pre-A Preferred Stock and Series CF Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds (as defined below), as applicable, on a pari passu basis among each other, before any payment shall be made to the holders of Series Seed Preferred Stock, Series CF-2 Preferred Stock, and Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, together with any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of such series of Series Pre-A Preferred Stock and Series CF Preferred Stock (and all shares of all other series of Series Pre-A Preferred Stock that would receive a larger distribution per share if such series of Series Pre-A Preferred Stock and all such other series of Series Pre-A Preferred Stock were converted into Common Stock) been converted into Common Stock at the then effective applicable Conversion Price immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Senior Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Pre-A Preferred Stock and Series CF Preferred Stock the full amount to which they shall be entitled under this <u>Section 2.1</u>, the holders of shares of Series Pre-A Preferred Stock and Series CF Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 <u>Preferential Payments to Holders of Series Seed Preferred Stock</u>. After the payment of all preferential amounts required to be paid to the holders of Series Pre-A Preferred Stock and Series CF Preferred Stock pursuant to <u>Section 2.1</u>, as applicable, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out

3

of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds, as applicable, before any payment shall be made to the holders of Series CF-2 Preferred Stock and Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, together with any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series Seed Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Section 2.2, the holders of shares of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3   Preferential Payments to Holders of Series CF-2 Preferred Stock. After the payment of all preferential amounts required to be paid to the holders of Series Pre-A Preferred Stock, Series CF Preferred Stock and Series Seed Preferred Stock pursuant to Sections 2.1 and 2.2, as applicable, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series CF-2 Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event, out of the consideration payable to stockholders in such Deemed Liquidation Event or the Available Proceeds, as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable Original Issue Price, together with any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series CF-2 Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series CF-2 Liquidation Amount**" and together with the Senior Liquidation Amount and the Series Seed Liquidation Amount, collectively, as the "**Liquidation Amounts**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series CF-2 Preferred Stock the full amount to which they shall be entitled under this Section 2.3, the holders of shares of Series CF-2 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.4   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock pursuant to Sections 2.1, 2.2 and 2.3 above, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed

Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Sections 2.1, 2.2 and 2.3 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.5   Deemed Liquidation Events.

2.5.1   Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Voting Preferred Stock voting together as a single class on an as-converted to Common Stock basis (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten days prior to the effective date of any such event:

(a)   a merger or consolidation in which

(i)   the Corporation is a constituent party or

(ii)   a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole (including, without limitation, the sale or exclusive license of all or substantially all of the Corporation's intellectual property) are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.5.2   Effecting a Deemed Liquidation Event.

(a)   The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.4.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Sections 2.1, 2.2 and 2.3.

(b)   In the event of a Deemed Liquidation Event referred to in Section 2.5.1(a)(ii) or 2.5.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable amount per share that the holders of each series of Preferred Stock are entitled to receive under Sections 2.1 and 2.2. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. If the Requisite Holders request to have all outstanding shares of Preferred Stock redeemed pursuant to this Section 2.5.2(b), the Corporation shall send written notice (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than ten days prior to the date of redemption (the "**Redemption Date**") stating: (A) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (B) the Redemption Date and the price per share that the holder will receive (the "**Redemption Price**"); (C) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4.1); and (D) for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed. On or before the Redemption Date, each holder of shares of Preferred Stock to be redeemed on the Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder. Prior to the distribution or redemption provided for in this Section 2.5.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.5.3   Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.5.4   Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.5.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1, 2.2 and 2.3 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1, 2.2 and 2.3 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.4.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.   Voting.

3.1   General.   On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Voting Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Voting Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Fourth Amended and Restated Certificate of Incorporation, holders of Voting Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis. To the extent permitted by the General Corporation Law, the holders of the Series CF Preferred Stock and the Series CF-2 Preferred Stock shall not be entitled to vote on any matter required or permitted to be voted on by the stockholders of the Corporation; provided, however, that in the event that any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting) is a matter on which the shares of the Series CF Preferred Stock and the Series CF-2 Preferred Stock are required to be entitled to a vote pursuant to applicable law, each holder of outstanding shares of the Series CF Preferred Stock and the Series CF-2 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of the Series CF Preferred Stock and the Series CF-2 Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

        3.2   Election of Directors. The holders of record of the shares of Voting Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Preferred Director**"), and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) directors of the Corporation (the "**Common Directors**"). Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Voting Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Voting Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Voting Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 3.2. The rights of the holders of the Voting Preferred Stock under the first sentence of this Section 3.2 shall terminate on the first date following the Original Issue Date (as defined below) on which there are issued and outstanding less than 1,864,469 shares of Voting Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Voting Preferred Stock).

        3.3   Preferred Stock Protective Provisions. At any time when at least 1,864,469 shares of Voting Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Voting Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Fourth Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

3.3.1 liquidate, dissolve or wind up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Fourth Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

3.3.3 create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Preferred Stock and any series thereof with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4 increase or decrease the authorized number of shares of Common Stock or Preferred Stock or any series thereof (other than for decreases resulting from conversion of the Preferred Stock);

3.3.5 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof or (iv) as approved by the Board of Directors, including the approval of the Preferred Director;

3.3.6 increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth;

3.3.7 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.8 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series Pre-A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Pre-A Preferred Stock in respect of any such right, preference, or privilege or (ii) reclassify, alter or amend any existing security of the Corporation that is junior to the Series Pre-A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Pre-A Preferred Stock in respect of any such right, preference or privilege.

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Voting Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price (as defined below) in effect at the time of conversion. Shares of Series CF Preferred Stock and Series CF-2 Preferred Stock shall only be convertible, as provided for in Section 5 below, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion. The "**Conversion Price**" per share for each series of Preferred Stock shall initially be equal to the applicable Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the optional Conversion Rights of Voting Preferred Stock shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Voting Preferred Stock; *provided* that the foregoing termination of Conversion Rights shall not affect the amounts otherwise paid or payable in accordance with Section 2.1 and Section 2.2 to the holders of Voting Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Voting Preferred Stock to voluntarily convert shares of Voting Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Voting Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Voting Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Voting Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Voting Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Voting Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Voting Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Voting Preferred Stock converted.

4.3.2 <u>Reservation of Shares</u>. The Corporation shall at all times when shares of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all of the then outstanding shares of Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Fourth Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the applicable Conversion Price as described below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted applicable Conversion Price.

4.3.3 <u>Effect of Conversion</u>. All shares of Voting Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at

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the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Voting Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Voting Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any conversion, no adjustment to the applicable Conversion Price shall be made for any declared but unpaid dividends on the applicable series of Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Voting Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Voting Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4   Adjustments to Conversion Price for Diluting Issues.

4.4.1   Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a)   "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b)   "**Original Issue Date**" shall mean the date on which the first share of Series Pre-A3 Preferred Stock was issued.

(c)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

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(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by <u>Sections 4.5</u>, <u>4.6</u>, <u>4.7</u> or <u>4.8</u>;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors, including the approval of the Preferred Director;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuances are pursuant to the terms of such Options or Convertible Securities;

(v)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors, including the approval of the Preferred Director;

(vi)   shares of Common Stock issued or issuable in an underwritten public offering;

(vii)   shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, <u>provided</u> that such issuances are approved by the Board of Directors, including the approval of the Preferred Director;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors, including the approval of the Preferred Director; or

(ix) shares of Common Stock issued or issuable to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors, including the approval of the Preferred Director.

4.4.2   No Adjustment of Conversion Price. No adjustment to the Conversion Price with respect to any series of Voting Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the holders of a majority of the outstanding shares of such series of Voting Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to any Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease

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becoming effective, the applicable Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing any Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the applicable Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to any Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the applicable Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section B.4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the any Conversion Price pursuant to the terms of Section 4.4.4, such Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the any Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at

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the time such Option or Convertible Security is issued or amended, any adjustment to the any Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the applicable Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the applicable Conversion Price of one or more series of Voting Preferred Stock in effect immediately prior to such issuance or deemed issuance, then the Conversion Price of the applicable series of Voting Preferred Stock shall be reduced, concurrently with such issuance, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issuance);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issuance by CP1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

4.4.6 Cash and Property: Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issuance, as determined in good faith by the Board of Directors; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b)   <u>Options and Convertible Securities</u>.   The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to <u>Section 4.4.3</u>, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issuance of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon

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the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.7 <u>Multiple Closing Dates</u>. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the any Conversion Price pursuant to the terms of <u>Section 4.4.4</u>, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, such Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 <u>Adjustment for Stock Splits and Combinations</u>. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the applicable Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the applicable Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 <u>Adjustment for Certain Dividends and Distributions</u>. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the applicable Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the applicable Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

4.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8   Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.5, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the applicable Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of any Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is

19

based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the applicable Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Preferred Stock.

4.10   Notice of Record Date. In the event:

(a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock, or any Deemed Liquidation Event; or

(c)   of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5.   Mandatory Conversion.

5.1   Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock (or other equity securities of the Corporation) to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock (or such other equity securities) are listed for trading on the Nasdaq Stock Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of the Preferred Director, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders, voting together as a single class and not as separate series, and on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion**

Time"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective Conversion Price for such shares and (ii) such shares may not be reissued by the Corporation.

      5.2   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

      6.   Redemption. The Preferred Stock is not redeemable at the option of the holder thereof, except as may be otherwise provided herein.

      7.   Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of the Preferred Stock following redemption, conversion or acquisition.

      8.   Waiver. Except as otherwise set forth herein or required by law, any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the

Requisite Holders; and any of the rights, powers, preferences and other terms of a series of Voting Preferred Stock set forth herein may be waived on behalf of all holders of such series of Voting Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the then outstanding shares of such series of Voting Preferred Stock.

9.   Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Fourth Amended and Restated Certificate of Incorporation or Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Fourth Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors; *provided, however*, that, so long as the holders of Preferred Stock are entitled to elect a Preferred Director and a duly elected Preferred Director is serving on the Board of Directors, the affirmative vote of the Preferred Director then serving on the Board of Directors shall be required for the authorization by the Board of Directors of any of the matters set forth in Section 5.5 of the Amended and Restated Investors' Rights Agreement, dated as of on or about the date hereof, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.


*   *   *


3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Fourth Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Third Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Fourth Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 1/7/2026.

Signed by:
MENG WANG
32DF1D060CAF48D...

By: ______________________________
Meng Wang, Chief Executive Officer

ANNEX B

Subscription Agreement between Investor and Co-Issuer

REG CF SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN <u>SECTION 5(f)</u>. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Artly Capital CF. LLC
        3131 Western Ave, Suite 411
        Seattle, WA 98121

Ladies and Gentlemen:

1.   Subscription.

(a)   The undersigned ("**Subscriber**") hereby subscribes for and agrees to purchase membership interests (the "**Securities**") of Artly Capital CF. LLC, a Delaware limited liability company (the "**Company**"), upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for Series CF-2 Preferred Stock to be acquired from Blue Hill Tech, Inc., a Delaware corporation (the "**Crowdfunding Issuer**"). The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Company which relate to Series CF-2 Preferred Stock issued by the Crowdfunding Issuer on a one-to-one basis. The rights of the Securities are as set forth in the Limited Liability Company Agreement (the "**LLC Agreement**") of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   (i)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company and Crowdfunding Issuer filed with the SEC and any other information required by the Subscriber to make an investment decision. It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the LLC Agreement;

        (ii)   Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancellation right;

        (iii)   Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

        (iv)   Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC and affiliates receive in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

(c)   Subscriber understands that the Crowdfunding Issuer, as Manager of the Company, will make all decisions for the Company even though the Subscriber's investment is not made with the Crowdfunding Issuer.

(d)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(e)   The aggregate value of Securities sold shall not exceed $4,999,999.41 (the "**Oversubscription Offering**"). The Company may accept subscriptions until April 30, 2026 (the "**Termination Date**").   Providing that subscriptions for $19,993.95 worth of Securities are received (the "**Minimum Offering**"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "**Closing Date**").

(f)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Joinder to LLC Agreement. By executing this Subscription Agreement, Subscriber will automatically become party to the LLC Agreement of the Company as a Member holding the Securities of the Company.

3.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow Arrangements. Payment for the Securities shall be received by the escrow agent appointed by the Intermediary in this Offering (the "**Escrow Agent**") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Crowdfunding Issuer. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

4.   Representations and Warranties of the Company and Crowdfunding Issuer. The Company and Crowdfunding Issuer each represent and warrant to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated or as set forth in the Offering Materials. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company and Crowdfunding Issuer will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's or Crowdfunding Issuer's current executive officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Crowdfunding Issuer is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company is a limited liability company, duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company and Crowdfunding Issuer have all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Crowdfunding Issuer is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company and the Crowdfunding Issuer are eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement and the underlying securities to be issued to the Company has been duly authorized by all necessary corporate action on the part of the Company, and by the Crowdfunding Issuer. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Further, the underlying securities to be issued by the Crowdfunding Issuer to the Company will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Crowdfunding Issuer, enforceable against the Crowdfunding Issuer in accordance with their terms.

(d)   Authority for Agreement. The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's powers and have been duly authorized by all necessary actions on the part of the Company, and necessary actions of the Crowdfunding Issuer. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No Filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 5 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company and Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(g)   Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's and Crowdfunding Issuer's knowledge, currently threatened in writing (a) against the Company or Crowdfunding Issuer or (b) against any consultant, officer, manager, director or key employee of the Company or Crowdfunding Issuer arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company or Crowdfunding Issuer.

5.   Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the LLC Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   Manner of Holding. Subscriber understands that the Subscriber is investing into the Company, which will serve as a "crowdfunding vehicle" for an investment between the Company and the Crowdfunding Issuer. The Company will maintain records of securityholders and provide rights as if the Subscriber invested directly into the Crowdfunding Issuer.

(d)   Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(e)   Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

        (i)   To the Company;

        (ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

        (iii)   As part of an offering registered under the Securities Act with the SEC;

        (iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

Subscriber understands and agrees that Subscriber will not attempt to Transfer or engage in any resales and that such transfers and resales may be prohibited by the Manager of the Company in its sole discretion, but for very limited situations.

(f)   Investment Limits. Subscriber represents that either:

    (i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is no more than the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

    (ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12months, is less than 10% of the greater of its annual income or net worth, and does not exceed $124,000; or

    (iii) Subscriber is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act, and no investment limits shall apply.

(g)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company or the Crowdfunding Issuer is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company or the Crowdfunding Issuer as a condition of such transfer**.

(h)   Crowdfunding Issuer Information. Subscriber has read the Offering Statement. Subscriber understands that the Crowdfunding Issuer is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Crowdfunding Issuer's business, management and financial affairs with managers, officers and management of the Crowdfunding Issuer and has had the opportunity to review the Crowdfunding Issuer's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Crowdfunding Issuer and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Crowdfunding Issuer or others with respect to the business or prospects of the Crowdfunding Issuer or its financial condition.

(i)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Crowdfunding Issuer on the basis of the Crowdfunding Issuer's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(j)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(k)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company, the Crowdfunding Issuer and their respective officers, directors and affiliates, and each other person, if any, who controls the Company or the Crowdfunding Issuer, as the case may be, within the meaning of Section 15 of the Securities Act, against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.   Transfer Restrictions.

(a)   "Market Stand-Off" Agreement. Each Subscriber hereby agrees that it will not, without the prior written consent of the managing underwriter or financial advisor to the Crowdfunding Issuer (as applicable), during the period commencing on the date of the final prospectus relating to the registration by the Crowdfunding Issuer of its securities under the Securities Act on a registration statement on Form S-1 or Form S-3, and ending on the date specified by the Crowdfunding Issuer and the managing underwriter (such period not to exceed one hundred eighty (180) days in the case of the initial public offering (the "**IPO**") or any merger with or into a special purpose acquisition vehicle ("**SPAC**"), or such other period as may be requested by the Crowdfunding Issuer or an underwriter or financial advisor to accommodate regulatory restrictions on (1) the publication or other distribution of research reports, and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), or ninety (90) days in the case of any registration other than the IPO, or such other period as may be requested by the Crowdfunding Issuer, its financial advisors or an underwriter to accommodate regulatory restrictions on (1) the publication or other distribution of research reports and (2) analyst recommendations and opinions, including, but not limited to, the restrictions contained in FINRA Rule 2711(f)(4) or NYSE Rule 472(f)(4), or any successor provisions or amendments thereto), (i) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Shares (or other securities, whether such shares or any such securities are then owned by the Subscriber or are thereafter acquired) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Securities, in cash, or otherwise. The foregoing provisions of this Section 7(a) shall not apply to the sale of any securities to an underwriter pursuant to an underwriting agreement, or the transfer of any securities to any trust for the direct or indirect benefit of the Subscriber or the immediate family of the Subscriber, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer shall not involve a disposition for value, and shall be applicable to the Subscribers only if all officers and directors are subject to the same restrictions. The financial advisors of the Crowdfunding Issuer or its underwriters in connection with such registration are intended third party beneficiaries of this Section 7(a) and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Subscriber further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 7(a) or that are necessary to give further effect thereto.

For purposes of this Section 7(a), the term "Crowdfunding Issuer" shall include any wholly owned subsidiary of the Crowdfunding Issuer into which the Crowdfunding Issuer mergers or consolidates. In order to enforce the foregoing covenant, the Crowdfunding Issuer may impose stop transfer instructions with respect to the Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Subscriber agrees that a legend reading substantially as follows may be placed on all certificates representing all of such Subscriber's registrable securities of the Crowdfunding Issuer (and the Crowdfunding Issuer shares or securities of every other person subject to the restriction contained in this Section 7(a)):

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT OF BLUE HILL TECH, INC. ("BLUE HILL"), FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN BLUE HILL AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT BLUE HILL'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES."

(b)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this Agreement, the Subscriber agrees not to make any disposition of all or any portion of the Crowdfunding Issuer's Series CF-2 Preferred Stock or any securities which may be converted into the Crowdfunding Issuer's Series CF-2 Preferred Stock unless and until the transferee has agreed in writing for the benefit of the Crowdfunding Issuer to make the representations and warranties set out in <u>Section 5</u> and the undertaking set out in <u>Section 7(a)</u> of this Agreement and:

(i)   there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii)   such Subscriber has (A) notified the Crowdfunding Issuer of the proposed disposition; (B) furnished the Crowdfunding Issuer with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Crowdfunding Issuer, furnished the Crowdfunding Issuer with an opinion of counsel reasonably satisfactory to the Crowdfunding Issuer that such disposition will not require registration under the Securities Act.

The Subscriber agrees that it will not make any disposition of any of the Crowdfunding Issuer's securities to the Crowdfunding Issuer's competitors, as determined in good faith by the Crowdfunding Issuer.

8.   <u>Applicable Law; Jurisdiction & Venue</u>. THis Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.
EACH OF SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE MENTIONED ABOVE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBER AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBER AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9.	Mediation. Any dispute, controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising by or between any parties hereto (including the Subscribers and the Company or the Manager), whether arising in tort or contract outside or under the provisions of this Agreement, shall be settled by mediation within 15 miles of Seattle, Washington. The parties shall, before the commencement of judicial proceedings, attempt in good faith to settle their dispute by mediation using American Arbitration Association under its Commercial Arbitration Rules and Mediation Procedures within 15 miles of the City of Seattle, State of Washington. If the dispute cannot be resolved through mediation, then the parties shall proceed with judicial proceedings as set forth in Section 8 and Section 9.

10.	Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) when delivered by hand; or (b) when received by the addressee if sent by a nationally recognized overnight courier; or (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10):

If to the Company, to:

Artly Capital CF. LLC
3131 Western Ave, Suite 411
Seattle, WA 98121

If to the Crowdfunding Issuer, to:

Blue Hill Tech, Inc.

3131 Western Ave, Suite 411

Seattle, WA 98121

If to a Subscriber, to Subscriber's address as shown on the signature page hereto.

Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

11.	Miscellaneous.

(a)	All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)	This Subscription Agreement is not transferable or assignable by Subscriber.

(c)	The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and the Crowdfunding Issuer and their respective successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company, the Crowdfunding Issuer and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Crowdfunding Issuer is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

Artly (Blue Hill Tech Inc.)

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Series CF-2 Preferred Stock of Artly (Blue Hill Tech Inc.) by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):	Number of securities: **Series CF-2 Preferred Stock** Aggregate Subscription Price: **$0.00 USD**
(Name of Subscriber)	**TYPE OF OWNERSHIP:**
By: (Authorized Signature)	If the Subscriber is individual: If the Subscriber is not an individual: ☐ Individual
(Official Capacity or Title, if the Subscriber is not an individual)	☐ Joint Tenant ☐ Tenants in Common ☐ Community Property
(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)	If interests are to be jointly held: Name of the Joint Subscriber:
(Subscriber's Residential Address, including Province/State and Postal/Zip Code)	Social Security Number of the Joint Subscriber: Check this box if the securities will be held in a custodial account: ☐
Taxpayer Identification Number	Type of account:
(Telephone Number)	EIN of account:
(Offline Investor) (E-Mail Address)	Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Artly (Blue Hill Tech Inc.)

By:

Authorized Signing Officer

**CANADIAN ACCREDITED INVESTOR CERTIFICATE**

TO: Artly (Blue Hill Tech Inc.) (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Series CF-2 Preferred Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐	(a)	a Canadian financial institution, or a Schedule III bank;
☐	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);
☐	(c)	a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;
	(d)	a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(e)	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);
☐	(e.1)	an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);
☐	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;
☐	(g)	a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;
☐	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;
☐	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

(x)   in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER	
1. About your investment	
Type of Securities: Series CF-2 Preferred Stock	Issuer: Artly (Blue Hill Tech Inc.) (the "Issuer")
Purchased from: The Issuer	
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER	

2. Risk acknowledgement	
This investment is risky. Initial that you understand that:	**Your Initials**
Risk of loss – You could lose your entire investment of $	
Liquidity risk – You may not be able to sell your investment quickly – or at all.	
Lack of information – You may receive little or no information about your investment.	
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.	
3. Accredited investor status	
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.	**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)	
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.	
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.	
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)	

4. Your name and signature	
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.	
First and Last Name (please print):	
Signature:	
Date:	
Section 5 – TO BE COMPLETED BY THE SALESPERSON	
5. Salesperson information	
First and Last Name of Salesperson (please print):	
Telephone:	Email:
Name of Firm (if registered):	

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Artly (Blue Hill Tech Inc.)** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;

a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;

a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

    (Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Artly (Blue Hill Tech Inc.)** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                             By:

                                                             (Signature)

                                                             Name:

                                                             (If signing on behalf of entity)

                                                             Title:

                                                             (If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:
1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

        (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

For the Subscriber and Joint Holder (if applicable)

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

For a Trust (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Artly (Blue Hill Tech Inc.)'s offering.

I certify that:

1. I, , am the trustee of the ("Trust") (the "**Trustee**")

2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Artly (Blue Hill Tech Inc.)'s offering;

3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust ("**Trust Investment**").

4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

ANNEX C

Operating Agreement of Co-Issuer

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT OF

ARTLY CAPITAL CF. LLC

This **AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT** (the "**Agreement**") of Artly Capital CF. LLC, a Delaware limited liability company (the "**Company**") is entered into as of _____,   by and among the Company, Blue Hill Tech, Inc. (the "**Manager**") and any other Person who, after the date hereof, becomes a Member in accordance with the terms of this Agreement (collectively, the "**Members**"). Capitalized terms used herein without definition shall have the respective meanings ascribed to them in Article X.

WHEREAS, the Company was originally formed on December 3, 2024, under the name "Artly Capital CF, Inc." as a corporation organized under the laws of the State of Delaware;

WHEREAS, on November 5, 2025, the Company was duly converted from a Delaware corporation into a Delaware limited liability company pursuant to the Delaware General Corporation Law and the Delaware Limited Liability Company Act, and in connection with such conversion, the Company changed its name to "Artly Capital CF. LLC";

WHEREAS, following such conversion, the Company entered into that certain Operating Agreement dated November 5, 2025 (the "**Prior Operating Agreement**");

WHEREAS, the Company did not engage in or conduct any business operations prior to the date of this Agreement;

WHEREAS, the Company will serve as a "crowdfunding vehicle" as that term is defined in Rule 3a-9 under the Investment Company Act of 1940, as amended (the "**Investment Company Act**"), which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended (the "**Securities Act**");

WHEREAS, the Company will undertake the limited purpose of acquiring, holding, and disposing of Securities (defined below) issued by Blue Hill Tech, Inc. (the "**Crowdfunding Issuer**"), which will also serve as the Manager of the Company;

WHEREAS, it is the intent of the Company to issue Interests (defined below) that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by the Crowdfunding Issuer to the Company pursuant to Regulation Crowdfunding;

WHEREAS, the only initial member of the Company, Meng Wang (the "**Initial Member**"), has duly withdrawn from the Company in accordance with the Delaware Limited Liability Company Act and the Prior Operating Agreement prior to the date of this Agreement, and accordingly shall have no rights or obligations as a Member from and after such withdrawal; and

WHEREAS, the Company and its Manager desire that this Agreement supersede and replace the Prior Operating Agreement in its entirety, and that from and after the date of this

Agreement, the rights and obligations of the parties shall be governed exclusively by this Agreement.

NOW THEREFORE, the amended and restated limited liability company agreement of the Company is hereby adopted to read in its entirety as agreed upon the Company, its Manager, and the Members as follows:

ARTICLE I – ORGANIZATIONAL MATTERS

Section 1.01   Name. The name of the Company is Artly Capital CF. LLC.

Section 1.02   Principal Office. The principal office of the Company is located at 3131 Western Ave, Suite 411, Seattle, WA 98199 or such other location as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section 1.03   Registered Office; Registered Agent. The registered office of the Company and the registered agent for service of process on the Company in the State of Delaware shall be that office and Person named in the Certificate of Formation or such other office (which need not be a place of business of the Company) or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Delaware Act and Applicable Law.

Section 1.04   Purpose; Powers.

(a)   The purpose of the Company to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, specifically, to undertake the acquiring, holding, and disposing of the Securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

(b)   If there is any uncertainty regarding the interpretation of any provision of this Agreement, the uncertainty shall be resolved in favor of maintaining the Company's status as a "crowdfunding vehicle."

Section 1.05   Term. The term of the Company commenced on the date and time the Certificate of Formation was filed with the Secretary of State of the State of Delaware and shall continue in existence perpetually or until any earlier date when the Company is terminated in accordance with the provisions of this Agreement or as provided by law.

Section 1.06   Fiscal Year. The Company's fiscal year shall be the same as that of the Crowdfunding Issuer.

Section 1.07   Reimbursement and Payment of Expenses. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company. Further, any expenses incurred by the Company for its operations pursuant to its purpose identified in Section 1.04 shall be paid solely by the Crowdfunding Issuer.

ARTICLE II – MEMBERS

Section 2.01   Members. The names, mailing addresses, and Interests of the Members are set out in Schedule I attached hereto (the "**Members Schedule**"). The Manager shall maintain and update the Members Schedule upon the issuance or Transfer of any Interests to any new or existing Member in accordance with this Agreement. The Manager may also engage a registered transfer agent to maintain the Members Schedule.

Section 2.02   Capital Contributions; No Withdrawals.

(a)   The Members have contributed to the Company the amounts, in the form of cash, property, services, or a promissory note, or other obligation (as such amounts may be amended herein from time to time, the "**Capital Contributions**") set out in the Members Schedule. No Member is required to make additional Capital Contributions to the Company.

(b)   No Member shall be entitled to withdraw any part of a Capital Contribution or to receive any distribution from the Company, except as otherwise provided in this Agreement.

Section 2.03   Admission of Additional Members.

(a)   Additional Members may be admitted upon (i) the Crowdfunding Issuer selling additional securities of the same class or rights as when Members were first admitted to the Company, or (ii) a Transfer of Interests, subject to compliance with the provisions of ARTICLE VI, and in either case, following compliance with the provisions of Section 2.03(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or a Transfer (including a permitted Transfer) of Interests, such Person shall have executed and delivered to the Company a written undertaking accepting the terms of this Agreement. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Interests, such Person shall be admitted as a Member, shall be a party hereto, shall be deemed listed as such on the books and records of the Company, and thereupon shall be issued his, her, or its Interests.

Section 2.04   No Withdrawal; Death of Member.

(a)   So long as a Member continues to hold any Interest, such Member shall not have the ability to withdraw as a Member prior to the dissolution and winding up of the Company and any such withdrawal or attempted withdrawal by a Member prior to the dissolution and winding up of the Company shall be null and void. As soon as any Member ceases to hold any Interests, such Person shall no longer be a Member. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in the Delaware Act.

(b)   The death of any Member shall not cause the dissolution of the Company. In such event, the Company and its business shall be continued by the remaining Member or Members and the Interests owned by the deceased Member shall be automatically Transferred to such Member's executors, administrators, testamentary trustees, legatees, distributees, or beneficiaries, as applicable, as permitted Transferees; provided, that any such permitted Transferee shall be admitted as a Member only upon compliance with the provisions of Section 2.03(b).

Section 2.05   Certification of Interests.

(a)   The Company may, but shall not be required to, issue certificates evidencing Interests in the Company.

(b)   Interests shall be reflected in the books and records of the Company as Units, with each Unit relating to one share of Series CF-2 Preferred Stock of the Crowdfunding Issuer.

(c)   If the Manager shall issue certificates representing Interests in accordance with Section 2.05(a), then in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Interests shall bear a legend substantially in the following form:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY. NO TRANSFER, SALE, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT.

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT AND REGULATION CROWDFUNDING PROMULTATED THEREUNDER. THE TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, OR OTHER DISPOSITION IS LIMITED BY SUCH LAW AND REGULATION.

Section 2.06   Meetings.

(a)   To the extent the Securities, and thus the Interests, provide the right to vote, or require approval of the holders of the Interests, meetings of the Members may be called by the Manager.

(b)   Written notice stating the place, electronic access information, date, and time of the meeting and, in the case of a meeting of the Members not regularly scheduled, describing the purposes for which the meeting is called, shall be delivered not fewer than ten (10) days and not more than thirty (30) days before the date of the meeting to each Member, by or at the direction of the Manager or the Member(s) calling the meeting, as the case may be. The Members may hold meetings at the Company's principal office or at such other place, or by electronic means as the Manager or the Member(s) calling the meeting may designate in the notice for such meeting. To the extent possible, the Manager shall give Members the same notice as provided for in the Crowdfunding Issuer's constitutive documents.

(c)   Any Member may participate in a meeting of the Members by means of telephone or other electronic communications equipment by means of which all Persons participating in the meeting hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   On any matter that is to be voted on by the Members, a Member may vote in person or by proxy, and such proxy may be granted in writing, by means of Electronic Transmission, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy prior to such revocation.

(e)   The business to be conducted at such meeting need not be limited to the purpose described in the notice and can include other business to be conducted by the Members; provided, that the Members shall have been notified of the meeting in accordance with Section 2.06(b). Attendance of a Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(f)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of quorum, a quorum of any meeting of the Members shall require the presence, whether in person or by proxy, of the Members holding a majority of the Interests. Subject to Section 2.07, no action may be taken by the Members unless the appropriate quorum is present at a meeting.

(g)   Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of voting, subject to Section 2.07, Section 3.02, and Section 11.09, and any other provision of this Agreement or the Delaware Act requiring the vote, consent, or approval of a different percentage of the Interests, no action may be taken by the Members at any meeting at which a quorum is present without the affirmative vote of the Members holding a majority of the Interests.

Section 2.07   Action Without Meeting. Unless otherwise provided in the Crowdfunding Issuer's constitutive documents, whose provisions shall govern with respect to matters of action without meeting, notwithstanding the provisions of Section 2.06, any matter that is to be voted on, consented to, or approved by Members may be taken without a meeting, without prior notice, and without a vote if consented to, in writing or by Electronic Transmission, by a Member or Members holding not less than a minimum number of votes that would be necessary to authorize or take such action at a meeting at which each Member entitled to vote on the action is present and votes on such matter. A record shall be maintained by the Manager of each such action taken by written consent of a Member or Members.

ARTICLE III – MANAGEMENT

Section 3.01   Management of the Company. Subject to the provisions of Section 3.02, and except as otherwise provided by the Delaware Act, the business, property, and affairs of the Company shall be managed by the Manager. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a duly adopted resolution expressly authorizing such action.

Section 3.02   Actions Requiring Approval of Members. Without the written approval of Members holding a majority of the Interests, the Company shall not, and shall not enter into any commitment to:

(a) Amend, modify, or waive any provisions of the Certificate of Formation or this Agreement; provided that the Manager may, without the consent of the other Members, amend the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Interests in accordance with this Agreement.

(b) Issue additional Interests or other securities outside of a Regulation Crowdfunding Offering with the Crowdfunding Issuer, except in connection with a Transfer of Interests that complies with the applicable provisions of ARTICLE VI and Section 2.03(b), or admit additional Members to the Company.

(c) Dissolve, wind up, or liquidate the Company or initiate a bankruptcy proceeding involving the Company, at the sole discretion of the Manager; provided that no vote shall be required when such dissolution, winding up, or liquidation occurs under the terms of the Securities or Interests.

Notwithstanding the above, the Manager shall be able to take all actions necessary without the consent of the Members in order to maintain the Company's status as a crowdfunding vehicle.

Section 3.03   Prohibited Actions. The Manager is prohibited from having the Company take the following actions, or any other action which would result in the Company violating the conditions to be a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act, except for transactions with the Crowdfunding Issuer pursuant to Regulation Crowdfunding. Such prohibited actions include, but are not limited to:

(a) Incurring any indebtedness, pledge or granting liens on any assets, or guarantee, assume, endorse, or otherwise become responsible for the obligations of any other Person.

(b) Making any loan or advance to, or a Capital Contribution or investment in, any Person.

(c) Entering into or effecting any transaction or series of related transactions involving the purchase, lease, license, exchange, or other acquisition (including by merger, consolidation, sale of stock, or acquisition of assets) by the Company of any assets and/or equity interests.

(d) Entering into or effecting any transaction or series of related transactions involving the sale, lease, license, exchange, or other disposition (including by merger, consolidation, sale of stock, or sale of assets) by the Company of any assets and/or equity interests.

Section 3.04   Officers. The Manager may appoint one or more individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and may delegate to such Officers such power and authority as the Manager deems advisable. An Officer is not required to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal. Any Officer may resign at any time upon written notice to the Manager. Any Officer may be removed by the Manager at any time, with or without cause. A vacancy in any office occurring because of death, resignation, removal, or otherwise may, but need not, be filled by the Manager.

Section 3.05   Replacement and Resignation of Manager. The Manager may be removed at any time, with or without cause, by the Members holding eighty-five percent (85%) of the Interests. The Manager may resign at any time by delivering a written resignation to the Company, which resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of a particular event. Following the Manager's removal or resignation, a successor Manager shall be elected by the affirmative vote of the Members holding a majority of the Interests. The removal of the Manager shall not affect the Manager's rights as a Member and shall not constitute a withdrawal of such Member from the Company.

Section 3.06   Votes. Any vote required pursuant to this Article III may be made in accordance with Section 2.06 or Section 2.07.

ARTICLE IV – ALLOCATIONS

Section 4.01   Allocation of Profits and Losses.

(a)   All items of income, gain, loss deduction, and credit incurred or accrued by the Company shall be allocated among the Members pro rata in accordance with their respective Interests.

(b)   Notwithstanding any other provision of this Agreement, (i) "partner nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(i)), if any, of the Company shall be allocated for each Fiscal Year to the Member that bears the economic risk of loss within the meaning of Treasury Regulations Section 1.704-2(i), and (ii) "nonrecourse deductions" (as defined in Treasury Regulations Section 1.704-2(b)) and "excess nonrecourse liabilities" (as defined in Treasury Regulations Section 1.752-3(a)), if any, shall be allocated to and among the Members in accordance with their Interests.

(c) This Agreement shall be deemed to include "qualified income offset," "minimum gain chargeback," and "partner nonrecourse debt minimum gain chargeback" provisions within the meaning of Treasury Regulations under Section 704(b) of the Code.

ARTICLE V – DISTRIBUTIONS

Section 5.01   Distributions.

(a)   In the event that any distributable cash or other assets are received by the Company from the Crowdfunding Issuer pursuant to the terms of the Securities, the Manager shall make such distributions promptly to the holders of the Interests on a one-to-one basis as if the holders of the Interests held the Securities directly. The Manager may instruct the Crowdfunding Issuer to make such distribution directly to the holders of the Interests.

(b)   Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make any distribution to Members if such distribution would violate the Delaware Act or other Applicable Law.

ARTICLE VI – TRANSFERS

Section 6.01   General Restrictions on Transfer.

(a)   No Member shall Transfer all or any portion of its Interests in the Company, except with the written consent of the Manager. No Transfer of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee is admitted as a Member of the Company in accordance with Section 2.03 hereof.

(b)   Notwithstanding any other provision of this Agreement (including Section 6.02), each Member agrees that it will not Transfer all or any portion of its Interests in the Company, and the Company agrees that it shall not issue any Interests:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue sky laws;

(ii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Delaware Act;

(iii)   if such Transfer or issuance would cause the Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(iv)   if such Transfer or issuance would cause the assets of the Company to be deemed "Plan Assets" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "prohibited transaction" thereunder involving the Company.

(c)   Any Transfer or attempted Transfer of any Interest in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books, and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Interest for all purposes of this Agreement.

(d)   Except as provided in Section 2.05(b), no Transfer (including a permitted Transfer) of Interests to a Person not already a Member of the Company shall be deemed completed until the prospective Transferee (including a permitted Transferee) is admitted as a Member of the Company in accordance with Section 2.03(b) hereof.

(e)   For the avoidance of doubt, any Transfer of an Interest permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Interest in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Interest," unless otherwise explicitly agreed to by the parties to such Transfer.

Section 6.02   <u>Further Restrictions on Transfer</u>.

(a)   During the one-year period beginning on the date on which it acquired the Interest, a Member may not transfer such Interest except:

(i)   To the Crowdfunding Issuer;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act; or

(iv)   To a member of the Interest holder's family or the equivalent, to a trust controlled by the Interest holder, to a trust created for the benefit of a member of the family of the Interest holder or equivalent, or in connection with the death or divorce of the Interest holder or other similar circumstance.

ARTICLE VII – NO PERSONAL LIABILITY AND INDEMNIFICATION

Section 7.01   No Personal Liability: Members; Manager.

(a)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Member will be obligated personally for any debt, obligation, or liability of the Company or other Members, whether arising in contract, tort, or otherwise, solely by reason of being a Member.

(b)   Except as otherwise provided in the Delaware Act, by Applicable Law, or expressly in this Agreement, no Manager will be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being a Manager.

Section 7.02   Indemnification.

(a)   To the fullest extent permitted under the Delaware Act, any Covered Person (as defined in section (c) below) shall be entitled to indemnification and reimbursement of expenses by the Crowdfunding Issuer for and against any loss, damage, claim, or expense (including attorneys' fees) (collectively, "**Losses**") whatsoever incurred by the Covered Person relating to or arising out of any act or omission or alleged acts or omissions (whether or not constituting negligence) performed or omitted by any Covered Person on behalf of the Company; provided, however, that (i) any indemnity under this Section 7.02 shall be provided by the Crowdfunding Issuer, and neither any Member nor any other Person shall have any personal liability to contribute to such indemnity by the Crowdfunding Issuer; (ii) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful; and (iii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction.

(b)   Upon receipt by the Company of a written undertaking by or on behalf of the Covered Person to repay such amounts if it is finally judicially determined that the Covered Person is not entitled to indemnification under this Section 7.02, the Crowdfunding Issuer shall advance, to the extent reasonably required, each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 7.02.

(c)   For purposes of this Section 7.02, "**Covered Person**" means (i) each Manager and Officer of the Company; and (ii) each officer, director, shareholder, partner, manager, member, Affiliate, employee, agent, or representative of each Manager.

ARTICLE VIII – REPORTS, ACCOUNTING, AND TAX MATTERS

Section 8.01   Inspection Rights. Upon reasonable notice from a Member, the Company shall afford the Member access during normal business hours to the corporate, financial, and similar records, reports, and documents of the Company, and shall permit the Member to examine such documents and make copies thereof. Further, upon reasonable notice from a Member, the Manager shall make available the same such information of the Crowdfunding Issuer.

Section 8.02   Income Tax Status. It is the intent of this Company and the Members that this Company shall be treated as partnership for US, federal, state, and local income tax purposes. Neither the Manager nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section 8.03   Tax Matters Representative.

(a)   Appointment; Resignation. The Members hereby appoint the Manager as the "partnership representative" as provided in Section 6223(a) of the Code (the "**Partnership Representative**"). The Partnership Representative can be removed at any time by a vote of Members holding 85% of the Interests of the Company, and shall resign if it is no longer the Manager. In the event of the resignation or removal of the Partnership Representative, the holders of a majority of the Interests of the Company shall appoint a new Partnership Representative.

(b)   Tax Examinations and Audits. The Partnership Representative is authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by any federal, state, local, or foreign taxing authority, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith.

The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

(c)   US Federal Tax Proceedings. To the extent permitted by applicable law and regulations, the Partnership Representative will cause the Company to annually elect out of the partnership audit procedures set forth in Subchapter C of Chapter 63 of the Code as amended by the Bipartisan Budget Act of 2015 (the "**Revised Partnership Audit Rules**") pursuant to Section 6221(b) of the Code. For any year in which applicable law and regulations do not permit the Company to elect out of the Revised Partnership Audit Rules, then within forty-five (45) days of any notice of final partnership adjustment, the Partnership Representative will cause the Company to elect the alternative procedure under Section 6226 of the Code, and furnish to the Internal Revenue Service and each Member (including former Members) during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

(d)   Section 754 Election. The Partnership Representative shall make an election under Section 754 of the Code only with the agreement in writing of a majority of the outstanding Interests.

(e)   Indemnification. The Company, through the Crowdfunding Issuer, shall defend, indemnify, and hold harmless the Partnership Representative against any and all liabilities sustained as a result of any act or decision concerning Company tax matters and within the scope of such Member's responsibilities as Partnership Representative, so long as such act or decision was done or made in good faith and does not constitute gross negligence or willful misconduct.

Section 8.04   Tax Returns.

(a)   At the expense of the Crowdfunding Issuer, the Manager will cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. As soon as reasonably possible after the end of each Fiscal Year, the Manager will deliver to each Member, Company information necessary for the preparation of such Member's federal, state, and local income tax returns for such Fiscal Year.

(b)   Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

Section 8.05   Reports under Regulation Crowdfunding.

(a)   The Manager shall provide all information necessary to the Crowdfunding Issuer for the Crowdfunding Issuer to make such ongoing reports as required by Regulation Crowdfunding.

(b)   The Manager will cause the prompt distribution of any disclosure, and ongoing reports prepared by the Crowdfunding Issuer as soon as such disclosures and ongoing reports are completed by the Crowdfunding Issuer.

ARTICLE IX – DISSOLUTION AND LIQUIDATION

Section 9.01   Events of Dissolution. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a)   An election to dissolve the Company made by the Manager and holders of 85% of the Interests;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all of the assets of the Crowdfunding Issuer;

(c)   Declaration of effectiveness of a registration statement covering the Securities under the Securities Act or the Securities Exchange Act of 1934, as amended, by the Crowdfunding Issuer; or

(d)   The entry of a decree of judicial dissolution under the Delaware Act.

Section 9.02   Effectiveness of Dissolution. Dissolution of the Company shall be effective on the day on which the event described in Section 9.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 9.03, and the Certificate of Formation shall have been cancelled as provided in Section 9.04.

Section 9.03   Liquidation. If the Company is dissolved pursuant to Section 9.01, the Company shall be liquidated and its business and affairs wound up in accordance with the Delaware Act and the following provisions:

(a)   The Manager, or another Person selected by the Manager, shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to distribute, sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner, in compliance with rules and regulations applicable to a "crowdfunding vehicle."

(b)   As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made of the Company's Securities, assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c)   The Liquidator shall transfer ownership of the Securities to the Interest holders.

(d)   The Liquidator shall then liquidate the assets of the Company, if any, and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law, and with any amounts to be paid to creditors to be paid by the Crowdfunding Issuer:

(i)   First, to the payment of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company);

(ii)   Second, to the establishment of and additions to reserves that are determined by the Manager to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(iii)   Third, to the Members, on a pro rata basis, in accordance with the Interests held by the Members.

Section 9.04   Required Filings. Upon completion of the winding up of the Company, the Liquidator shall make all necessary filings required by the Delaware Act.

ARTICLE X – Definitions

Section 10.01   Definitions. Capitalized terms used herein and not otherwise defined shall have the meanings set forth in this Section 10.01:

(a)   "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person. For purposes of this definition, "control" when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract, or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

(b)   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory, or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

(c)   "**Certificate of Formation**" means the certificate of formation filed with the Delaware Secretary of State on November 5, 2025.

(d)   "**Code**" means the Internal Revenue Code of 1986, as amended.

(e)   "**Delaware Act**" means the Delaware Limited Liability Company Act and any successor statute, as it may be amended from time to time.

(f)   "**Electronic Transmission**" means any form of communication not directly involving the physical transmission of paper that creates a record that may be retained, retrieved, and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.

(g)   "**Fiscal Year**" means the calendar year, unless the Company is required or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

(h)   "**Governmental Authority**" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasigovernmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

(i)   "**Interest**" means an interest in the Company owned by a Member, including such Member's rights to (i) receive a distributive share of Company assets and items of Company income, gain, loss, and deduction; (ii) vote, consent, or participate in any Member decisions provided in this Agreement and the Delaware Act; and (iii) receive any and all other benefits due to a Member under this Agreement and the Delaware Act.

(j)   "**Lien**" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

(k)   "**Manager**" means, initially, Blue Hill Tech, Inc., or such other Member as may be designated or become the Manager pursuant to the terms of this Agreement.

(l)   "**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.

(m)   "**Securities**" means the underlying securities (i.e., Series CF-2 Preferred Stock) of the Crowdfunding Issuer issued in a Regulation CF offering.

(n)   "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

(o)   "**Transfer**" means to sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Interests or any interest (including a beneficial interest) therein. "**Transfer**" when used as a noun shall have a correlative meaning.

(p) "**Transferor**" and "**Transferee**" mean a Person who makes or receives a Transfer, respectively.

(q) "**Units**" shall be the measure by which each Member's Interest is determined. The Company is not obligated to issue certificates to represent any Units. Each Unit shall carry an incremental dollar amount established by the Manager for the sale of Interests that investors can purchase in order to become Members of the Company.

ARTICLE XI – MISCELLANEOUS

Section 11.01 <u>Governing Law</u>. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any jurisdiction).

Section 11.02 <u>Submission to Jurisdiction</u>. The parties hereby agree that any suit, action, or proceeding based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, shall be brought in the federal courts of the United States of America or the courts of the State of Delaware. Each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action, or proceeding.

Section 11.03 <u>Waiver of Jury Trial</u>. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAVIES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.04 <u>Waiver</u>. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege. Nothing contained in this Section 11.04 shall diminish the waiver described in Section 11.03.

Section 11.05 <u>Notices</u>. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given:

(a) when delivered by hand;

(b) when received by the addressee if sent by a nationally recognized overnight courier;

(c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or

(d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.

Such communications must be sent to the respective parties at the following addresses (or at such other addresses for a party as shall be specified in a notice given in accordance with this Section 11.05):

If to the Company:	Artly Capital CF. LLC 3131 Western Ave, Suite 411 Seattle, WA 98121 Email: meng@bluehill.coffee Attention: Meng Wang
If to the Manager:	3131 Western Ave, Suite 411 Seattle, WA 98121 Email: meng@bluehill.coffee Attention: Meng Wang
If to a Member:	To the Member's respective mailing address as set forth on the Members Schedule.

Section 11.06 Remedies. In the event of any actual or prospective breach or default by any party, the other parties shall be entitled to equitable relief, including remedies in the nature of injunction and specific performance, awarded by a court of competent jurisdiction (without being required to post a bond or other security or to establish any actual damages). In this regard, the parties acknowledge and agree that they will be irreparably damaged in the event this Agreement is not specifically enforced, since (among other things) the Interests are not readily marketable. All remedies hereunder are cumulative and not exclusive, may be exercised concurrently, and nothing herein shall be deemed to prohibit or limit any party from pursuing any other remedy or relief available at law or in equity for any actual or prospective breach or default, including recovery of damages. In addition, the parties hereby waive and renounce any defense to such equitable relief that an adequate remedy at law may exist.

Section 11.07 Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

Section 11.08 Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and assigns.

Section 11.09 Amendment. No provision of this Agreement may be amended or modified except by an instrument in writing executed by the Manager and the Members holding 85% of the Interests. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule may be made by the Manager in accordance with Section 3.02(a).

Section 11.10 Headings. The headings in this Agreement are inserted for convenience or reference only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision of this Agreement.

Section 11.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.

Section 11.12 Entire Agreement. This Agreement, together with the Certificate of

Formation and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter.

Section 11.13 <u>No Third-Party Beneficiaries</u>. Except as provided in ARTICLE VII, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:

Artly Capital CF. LLC
By: Blue Hill Tech, Inc., a Delaware corporation, Its Manager

Signed by:

By: MENG WANG

32DF1D060CAF48D...

Name: Meng Wang

Title: CEO

MEMBER:

by executing the Subscription Agreement between the Member and the Company

[SIGNATURE PAGE TO ARTLY CAPITAL CF. LLC OPERATING AGREEMENT]

SCHEDULE I MEMBERS SCHEDULE

Name	Cash Contribution (Investment Amount)	Interests (# of Units)	Underlying Securities (# of Series CF-2 Preferred Stock of Blue Hill Tech, Inc.)

EXHIBIT B

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75%⁴ of employers unable to fill open roles, the opportunity for automation is massive. But existing robotics can't fill the need fast or well enough to be trusted in real-world environments.



Artly Robot School: Training Robots in 30 Minutes

Our platform allows robots to learn any hands-on human skill without programming. In as little as 30 minutes, a barista can teach a robot to pour latte art. A chef, to prep ingredients. A medical technician, to scan organs. The proprietary Artly AI platform powers it all. Here's how:



Records human movements through sensors, cameras,



AI learns the skill through imitation, the same way

The robot repeats with precision and improves over



and motion-capture gloves

humans learn

time

AI & Robotics Are at an Inflection Point

AI-driven robotics are becoming economically viable thanks to advances in humanoid robots and AI like ours. That's why Big Tech, VCs, and more have invested at least $50B into the sectors every year since 2017 to accelerate the adoption of robots. But few companies has simplified its training and implementation like Artly.

Global corporate investment in AI by investment activity, 2013-24[5]

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Order
REFER A
END
Our robot barista Jarvis learns from the best baristas in the USA
artly
THE BARISTA BOT

PROOF

Our Robotic Baristas Are Already Used by **Brands Like Tesla**

Our coffee baristas prove the platform works. Robots trained in minutes are now performing high-skill tasks, delivering consistent results, and generating revenue in real customer environments. No wonder major customers are lining up.

1M+ drinks served by Artly-trained robots since its initial debut in 2021

$5M+ revenue to date, targeting $10M next year

11 live locations for major brands like **MUJI, Salesforce, Tesla,** and **Microsoft**

Trained by a **U.S. Coffee Champion**, proving fine-motor skill transfer

GROWTH

Coffee is Just Proof of Concept

Our system's real value lies in its ability to unlock automation across industries where manual skill is hard to scale, including:



- **In healthcare**, robots can sort and prepare biological samples
- **In food service**, precision pouring, slicing, and plating at chain-ready speed





In logistics and retail, hands-on tasks like bin sorting and shelf stocking

And every task learned adds to a growing skill library, making future training faster, cheaper, and strengthening our IP moat.

Our Roadmap to $300M in Revenue[6]

Coffee proved the platform. Now we're applying the same fast, dexterous training model across high-demand industries where skilled labor is scarce and consistency is critical.

• **2024** Wedge

Coffee proved the platform



- **2025** Repeatability

Scale deployments, grow recurring

Move from bespoke rollouts to repeatable programs.

Robot with Artly AI	Annual Revenue
50	**$3M**
	Software growing with fleet

Establish repeatable deployments and enterprise credibility.

Robot with Artly AI	Annual Revenue
30	**$2M**
Production deployments	Platform validated commercially

Market Expansion

- Coffee & beverage service expansion
- Healthcare pilots continue (live environments)
- Build playbooks for adjacent tasks

Fleet scaling begins

Market Expansion

- Food prep: acai bowls, cocktails, slicing
- Expand within existing enterprise customers
- New multi-site pilots in adjacent verticals

- **2026** Expansion

Enterprise rollouts across verticals

Recurring revenue becomes predictable at scale.

Robot with Artly AI	Annual Revenue
300 Multi-site deployments	**$12M** Platform economics visible

Market Expansion

- Retail & hospitality deployments
- Healthcare: expand pilots to production
- Target logistics manipulation tasks

• 2030 Scale

Platform at industry scale

A shared skill platform powering large fleets globally.

Robot with Artly AI	Annual Revenue
10K	**$300M**
Large fleets standardized	High-margin recurring base

Market Expansion

- Multi-industry adoption globally
- OEM & integrator distribution channels
- Standard training layer for physical AI

A Scalable, Compounding Robotics Platform

We make money from both hardware and software sales, with recurring revenue streams and long-term value unlocked from AI platform expansion. Each new customer and each new robot adds data, expands the skill library, and lowers deployment costs—creating increasing returns to scale across industries.



Robot Sales & Leasing

Deployments across food service, healthcare, retail, and hospitality.



Recurring AI Software Fees

Monthly subscriptions for training, updates, and analytics.



Skill Training & Alignment Services

Customers use Artly Robot School to teach new tasks.



Enterprise Contracts

Custom integrations for large customers with high-volume needs.

Exclusive **Investor Perks**

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TEAM

Acquisitions by Amazon, Sales Directors from Starbucks

With tested founders and world-class engineers, Artly’s leadership blends deep technical talent with proven enterprise execution.

Meng Wang
CEO & Co-Founder



READ MORE ∨

Co-founder & CEO, Orbeus Inc (Acquired by Amazon)

Principal Scientist at AWS AI

Creator of AWS CV Platform

Ph.D. candidate at Boston Univ.

30+ US Patents in AI



Yushan Chen
COO & Co-Founder



READ MORE ∨

Head of Product, Orbeus Inc

Lead PM at Alexa Platform Amazon Robotics

Creator of PhotoTime

Ph.D. in Robotics at Boston Univ

4 Patents and 10+ Papers



Daniel Lee
VP of BD & Event

READ MORE ∨

Regional Director, Starbucks

Planned, launched, and operated 200+ Starbucks

Regional Sales Manager, Luxottica

Board of Directors, United Way



Yuanjun Xiong

Advisor - AI

READ MORE

Principal Scientist at AWS AI

Renowned AI researcher

20,000 + citations in CV and AI

Calin Belta

Advisor - Robotics

READ MORE

Brendan Iribe Endowed Professor

Professor at Maryland University, specializing in cyber-physical systems, motion planning, and AI-driven robotics.

As Seen In


artly.ai
yahoo! finance

Artly AI Presents Natural Robotic Hand Upgrade for Barista Bot at Nvidia GTC 2025


YOUTUBE/ARTLY ROBOT COFFEE
NEW AT 9
FOX 13
MEET THE ARTLY BARISTA BOT!
9:21AM 42°
SEATTLE PARTLY CLOUDY 42°
TACOMA
CURRENTS

Meet the 'Artly Barista Bot'


ROBOT BARISTA ASKING FOR TI
PLEASANTON

Robot Barista Asks f Customers at Stoner

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artly.ai

Sources

1. https://www.ark-invest.com/articles/analyst-research/how-ark-is-thinking-about-humanoid-robotics
2. https://www.mckinsey.com/industries/industrials-and-electronics/our-insights/humanoid-robots-crossing-the-chasm-from-concept-to-commercial-reality
3. https://rtr.ai/resources/realtime-robotics-rapidplan-software-simplifies-and-speeds-programming-and-deployment-time-for-industrial-robots/
4. https://explodingtopics.com/blog/labor-shortage-stats
5. https://www.quid.com/hubfs/Stanford_HAI_2024_AI-Index-Report.pdf
6. https://drive.google.com/file/d/15sQVA3XXgwtVnhhHwMQXZudkVDCDRt3c/view?usp=drive_link

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 30 East 23rd Street, 2nd Floor, NY, NY 10010, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck. DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself. Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to

revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.


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EXHIBIT C

Video Transcript

(0:02 - 0:18)
Welcome to Artly AI, the classroom for robots. In this classroom, the teachers are world-leading robotic experts, ones who've helped build Google and Amazon's computer vision technology. And the students, they're some of the most advanced AI-powered robots in the country.

(0:18 - 0:44)
Together, we're teaching robots to work in the real world. Teaching a robot to replicate human movement, even something simple like picking up an object or pouring a cup of coffee, has been one of the most complex challenges in robotics. Large language models like ChatGPT train on vast collections of text and images from the internet.

(0:44 - 0:53)
But we don't have that for robots. There is no library of movements for them to learn from. Every company has to capture its own motions from scratch.

(0:53 - 1:08)
That costs time and money and produces isolated pockets of data that do not scale. We answer this challenge by creating what we call a trade school for robots. Our patented technology is built upon advanced foundation models for robot actions.

(1:08 - 1:24)
It dramatically reduces the volume of data that robot training requires. The immediate benefit is a faster, more cost-efficient training process. Through Artly's intuitive platform, anyone can teach a robot a new motion or a complex skill simply by demonstrating the action.

(1:25 - 1:37)
The robot analyzes that demonstration and works out the exact motions it needs to copy the action. In most cases, this learning takes only a few hours. Some skills can be learned in as little as 30 minutes.

(1:38 - 2:01)
Each learned skill is added to Artly's shared library of manipulation and operational skills. As that curriculum grows, robots can generalize their knowledge and apply it to new tasks in new industries. We build high-precision robots for demanding real-world tasks like fish filleting, cocktail prep, and kidney scans during transporting.

(2:04 - 2:26)
We prove our learning models inside commercial environments, with coffee being our first major deployment. Coffee became the first department in Artly's School of AI because it tests every part of the system from speed to fine motor control. Our chief coffee officer, three-time U.S. coffee champion Joe Yang, designed the curriculum so every drink meets his world-class needs.

(2:27 - 2:53)
Artly Coffee has generated over $5 million in revenue and we have 40 barista bots deployed across the U.S. Every deployment proves we can serve real customers at scale. Now, with this raise, we are working to capture a $900 billion opportunity in the food and beverage

and hospitality sectors. Labor shortages and wage pressures keep pushing businesses towards automation and roles that are tough to fill.

(2:53 - 3:08)
But most AI still lives on screen. The real opportunity is physical AI that can handle work like food prep and beverage services without lowering the quality guests expect. Companies like Figure and Skild are spending millions to build those bots.

(3:08 - 3:24)
Artly already has robots in the field, serving customers and generating revenue. We are scaling rapidly. We are in talks to secure exclusive distributions in the U.K. and the UAE.

(3:24 - 3:32)
Our goal is to double development in the next 12 months. More robots means more data. More data means a more substantial competitive moat.

(3:32 - 3:42)
Class is in session. Join us in building a future where humans and robots work side by side. Invest in Artly today.

EXHIBIT D

Audited Financial Statements

BLUE HILL TECH, INC.

AUDITED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Blue Hill Tech, Inc.
Seattle, Washington

Opinion

We have audited the financial statements of Blue Hill Tech, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2024, and 2023, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events considered in the aggregate that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

November 13, 2025
Los Angeles, California

BLUE HILL TECH, INC.
BALANCE SHEETS

As of December 31,		2024		2023
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	2,862,315	$	3,180,062
Accounts receivable		24,489		-
Prepaids and Other Current Assets		24,900		23,073
Total Current Assets		**2,911,704**		**3,203,135**
Property and Equipment, net		1,754,453		1,868,786
Intangible Assets, net		10,197		10,077
Operating Right-of-use asset (ROU)		304,734		88,818
Security Deposit		128,312		184,027
Total Noncurrent Assets		**2,197,696**		**2,151,708**
Total Assets	$	**5,109,400**	$	**5,354,843**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	2,966	$	49,325
Credit Cards		36,689		89,471
Operating Lease Liability, current portion		26,551		23,146
Sales Tax Payable		35,403		-
Other Current Liabilities		17,556		2,683
Total Current Liabilities		**119,165**		**164,625**
Simple Agreement for Future Equity (SAFE)		245,625		-
Operating Lease Liability, net of current portion		281,824		65,672
Total Noncurrent Liabilities		**527,449**		**65,672**
Total Liabilities		**646,614**		**230,297**
STOCKHOLDERS EQUITY				
Series Pre-A1 Preferred Stock, $0.0001 par, 101,125 shares authorized, 101,125 shares issued and outstanding as of December 31, 2024 and 2023		10		10
Series Pre-A2 Preferred Stock, $0.0001 par, 342,273 shares authorized, 342,273 shares issued and outstanding as of December 31, 2024 and 2023		34		34
Series Pre-A3 Preferred Stock, $0.0001 par, 2,011,456 shares authorized, 2,011,456 shares issued and outstanding as of December 31, 2024 and 2023		201		201
Series Seed Preferred Stock, $0.0001 par, 1,091,225 shares authorized, 1,091,225 shares issued and outstanding as of December 31, 2024 and 2023		109		109
Series Seed Preferred Stock, $0.0001 par, 685,654 shares authorized, 403,984 and 0 shares issued and outstanding as of December 31, 2024 and 2023, respectively		40		-
Common Stock, $0.0001 par, 12,000,000 shares authorized, 5,370,934 and 5,273,437 shares issued and outstanding as of December 31, 2024 and 2023		536		527
Additional Paid in Capital		13,162,011		11,028,708
Accumulated Deficit		(8,700,155)		(5,905,043)
Total Stockholders' Equity		**4,462,786**		**5,124,546**
Total Liabilities and Stockholders' Equity	$	**5,109,400**	$	**5,354,843**

See accompanying notes to financial statements.

BLUE HILL TECH, INC.
STATEMENTS OF OPERATIONS

For Fiscal Years Ended December 31,		2024		2023
(USD $ in Dollars)				
Net Revenue	$	1,989,640	$	1,744,772
Cost of Goods Sold		1,222,497		1,262,708
Gross profit		767,143		482,064
Operating expenses				
General and Administrative		3,556,971		3,246,654
Research and Development		58,198		37,506
Sales and Marketing		89,540		92,279
Total operating expenses		3,704,709		3,376,439
Operating Loss		(2,937,566)		(2,894,375)
Revaluation loss on SAFE remeasurement		4,375		-
Other Income/(Loss)		138,079		10,822
Income/(Loss) before provision for income taxes		(2,795,112)		(2,883,553)
Benefit/(Provision) for income taxes		-		-
Net Loss	$	(2,795,112)	$	(2,883,553)

See accompanying notes to financial statements.

BLUE HILL TECH, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Years Ended December 31, 2024 and 2023

(USD $ in Dollars)	Series Pre-A1 Preferred Stock		Series Pre-A2 Preferred Stock		Series Pre-A3 Preferred Stock		Series Seed Preferred Stock		Series CF Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at January 1, 2023	**101,125**	**$ 10**	**342,273**	**$ 34**	**2,194,316**	**$ 219**	**-**	**$ -**	**-**	**$ -**	**5,273,437**	**$ 527**	**$ 10,041,483**	**$ (3,021,490)**	**$ 7,020,783**
Issuance of Stock	-	-	-	-	(182,860)	(18)	1,091,225	109	-	-	-	-	979,625	-	979,716
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	-	-	7,600	-	7,600
Net loss	-	-	-		-	-	-	-	-	-	-	-	-	(2,883,553)	(2,883,553)
Balance at December 31, 2023	**101,125**	**10**	**342,273**	**34**	**2,011,456**	**201**	**1,091,225**	**109**	**-**	**-**	**5,273,437**	**527**	**11,028,708**	**(5,905,043)**	**5,124,546**
Issuance of Stock	-	-	-	-		-		-	403,984	40	97,497	9	2,130,850	-	2,130,899
Share-Based Compensation	-	-	-	-	-	-	-	-	-	-	-	-	2,453	-	2,453
Net loss	-	-	-		-	-	-	-	-	-	-	-	-	(2,795,112)	(2,795,112)
Balance at December 31, 2024	**101,125**	**$ 10**	**342,273**	**$ 34**	**2,011,456**	**$ 201**	**1,091,225**	**$ 109**	**403,984**	**$ 40**	**5,370,934**	**$ 536**	**$ 13,162,011**	**$ (8,700,155)**	**$ 4,462,786**

See accompanying notes to financial statements.

BLUE HILL TECH, INC.
STATEMENTS OF CASH FLOWS

For Fiscal Years Ended December 31, (USD $ in Dollars)		2024		2023
CASH FLOW FROM OPERATING ACTIVITIES				
Net loss	$	(2,795,112)	$	(2,883,553)
Adjustments to reconcile net income to net cash used by operating activities:				
Depreciation and amortization		373,526		122,479
Lease expense		17,929		-
Revaluation loss on SAFE remeasurement		(4,375)		-
Amortization of right of use assets		30,076		-
Share-based Compensation		2,453		7,600
Lease payments		(44,364)		-
Changes in operating assets and liabilities:				
Accounts Receivable		(24,489)		-
Prepaids and Other Current Assets		(1,827)		(7,688)
Security Deposit		55,715		(85,974)
Accounts Payable		(46,359)		29,120
Credit Cards		(52,782)		63,514
Sales Tax Payable		35,403		-
Other Current Liabilities		14,873		(74,616)
Net cash used in operating activities		**(2,439,333)**		**(2,829,118)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(259,193)		(460,656)
Purchases of Intangible Assets		(120)		-
Net cash used in investing activities		**(259,313)**		**(460,656)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		2,130,899		979,716
Borrowing on SAFEs		250,000		-
Net cash provided by financing activities		**2,380,899**		**979,716**
Change in Cash		(317,747)		(2,310,058)
Cash—beginning of year		3,180,062		5,490,120
Cash—end of year	$	**2,862,315**	$	**3,180,062**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Additions of right of use assets	$	245,992	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Blue Hill Tech, Inc. (which may be referred to as the "Company", "we", "us", or "our") was incorporated on June 15, 2020, in the state of Delaware. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

The Company operates under the brand Artly Coffee, which leverages advanced artificial intelligence technology to deliver authentic specialty coffee experiences. Artly's proprietary robotic baristas are trained through imitation learning to replicate the techniques of skilled human baristas, enabling consistent, high-quality beverage preparation at scale. The Company sources, roasts, and brews its own coffee beans and reinvests profits from its store operations into research and development to further enhance product quality and technological capabilities. The majority of Artly Coffee's locations are company-operated, offering specialty coffee and complementary food items directly to customers.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks and all highly liquid investments with original maturities of three months or less at the time of purchase. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $2,612,315 and $2,930,058, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash and accounts receivable. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consists of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Office equipment	5-7 years
Coffee machine	5-7 years
Machinery & Equipment	5-7 years
Kitchen/Cafe Equipments	5-7 years
Robot Module	5-7 years

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Impairment of Long-lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2024 and 2023.

Simple Agreements for Future Equity ("SAFEs")

The Company accounts for Simple Agreements for Future Equity ("SAFEs") in accordance with Accounting Standard Codification ("ASC") 480, *Distinguishing Liabilities from Equity*, and ASC 815, *Derivatives and Hedging*. SAFEs do not have a stated maturity date or interest provision and provide investors with the right to receive either (i) a variable number of shares of preferred stock upon a qualified equity financing, or (ii) cash or securities upon the occurrence of a liquidity or dissolution event.

Because SAFEs contain provisions that may require repayment in cash upon events outside the Company's control and provide for settlement in a variable number of shares tied to a fixed dollar amount, the Company classifies SAFEs as liabilities rather than equity.

SAFEs are recorded as freestanding financial instruments and are initially measured at fair value on the issuance date. Subsequent changes in fair value are recognized in the statements of operations within "Change in fair value of SAFE liability" until settlement. The fair value of SAFEs is estimated using valuation techniques such as a probability-weighted expected return model, option-pricing model, or other appropriate methods, which incorporate management's estimates of enterprise value, contractual valuation caps, probability and timing of equity financing or liquidity events, and applicable discount rates.

SAFEs are classified as noncurrent liabilities unless settlement is expected within twelve months of the balance sheet date.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under ASC 606, *Revenue from Contracts with Customers*:

(1) identification of contract with customers,
(2) determination of performance obligations,
(3) measurement of the transaction price,
(4) allocation of transaction price to the performance obligations, and
(5) recognition of revenue when or as the company satisfies each performance obligation.

The Company generates revenue primarily from the sale of coffee, beverages, and food items through its retail stores and pop-up operations at corporate events. Revenue is recognized when control of the goods transfers to the customer, which generally occurs at the point of sale.

The Company's customer contracts are typically short-term and arise at the time of purchase, when the customer agrees to pay the stated price in exchange for the product. The Company's performance obligation is the preparation and delivery of the purchased items, which are distinct and provide benefit to the customer on their own.

The transaction price is the amount of consideration the Company expects to receive, generally corresponding to the listed sales price of the products purchased, excluding sales taxes collected on behalf of governmental authorities. Because each sale typically involves a single performance obligation, the entire transaction price is allocated to that obligation.

Revenue is recognized at the point in time when the performance obligation is satisfied, which occurs when the customer takes possession of the ordered product at the store or pop-up location. Payment is generally received immediately at the time of sale in cash, by credit card, or through digital payment methods.

The Company also conducts pop-up events and corporate catering activities, which are accounted for using the same revenue recognition principles. Revenue from these arrangements is recognized upon delivery of the goods or services and satisfaction of all performance obligations in accordance with the agreed terms.

Revenue is presented net of any applicable taxes collected on behalf of governmental authorities.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, *Stock-Based Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cost of sales

Costs of goods sold include the cost of goods sold, supplies and materials and cost of packaging.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2024 and 2023 amounted to $89,540 and $92,279, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through November 13, 2025, which is the date the financial statements were available to be issued.

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (ASC 326), which requires the measurement and recognition of expected credit losses for financial assets. The Company adopted this standard in 2023; adoption did not have a material impact as the Company's financial assets consist primarily of cash and a related-party loan receivable considered collectible.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (ASC 470) and Derivatives and Hedging (ASC 815). The Company evaluated its Simple Agreements for Future Equity (SAFEs) under this guidance and concluded equity classification was appropriate.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (ASC 740): Simplifying the Accounting for Income Taxes. Adoption did not have a material impact on the Company's financial statements.

The Company adopted ASC 842, Leases, effective January 1, 2022. The adoption did not have a material impact on the Company's financial statements as the Company does not currently maintain any lease arrangements.

Management does not believe other recently issued ASUs will have a material impact on the Company's financial statements.

3. PROPERTY AND EQUIPMENT, NET

As of December 31, 2024 and 2023, property and equipment consist of the following:

As of Year Ended December 31,	2024	2023
Office equipment	$ 15,687	$ 5,687
Coffee machine	552,293	1,241,050
Machinery & Equipment	246,994	187,897
Kitchen/Cafe Equipments	66,381	-
Robot Module	1,656,779	844,306
Property and Equipment, at Cost	**2,538,134**	**2,278,941**
Accumulated depreciation	(783,681)	(410,155)
Property and Equipment, Net	**$ 1,754,453**	**$ 1,868,786**

Depreciation expenses for property and equipment for the fiscal years ended December 31, 2024 and 2023 were $373,526 and $122,479, respectively.

4. INTANGIBLE ASSETS

As of December 31, 2024 and 2023, intangible asset consists of:

As of Year Ended December 31,	2024	2023
Patent - in progress	$ 10,077	$ 10,077
Patents, copyrights, & franchises	120	-
Intangible assets, at cost	10,197	10,077
Accumulated amortization	-	-
Intangible assets, Net	$ 10,197	$ 10,077

5. SIMPLE AGREEMENTS FOR FUTURE EQUITY ("SAFES")

In 2024, the Company issued a Simple Agreements for Future Equity ("SAFEs") to investors as a source of financing with total proceeds of $250,000. Each SAFE has no stated maturity date or interest provision. The SAFE provides the investor with the right to receive either (i) a variable number of shares of the Company's preferred stock upon a qualified equity financing, or (ii) cash or securities upon the occurrence of a liquidity or dissolution event, equal to the greater of the purchase amount or the value of the conversion amount.

Because the SAFE contains provisions that (i) require repayment in cash upon a dissolution or liquidity event (events outside the Company's control), and (ii) provide for settlement in a variable number of shares tied to a fixed dollar amount, management concluded that the SAFE must be classified as a liability under ASC 480, *Distinguishing Liabilities from Equity*.

The SAFE is accounted for as a freestanding financial instrument and is initially recorded at fair value. Subsequent changes in fair value are recognized in earnings each reporting period. Management estimates the fair value of SAFEs using a probability-weighted expected return model, considering (i) the Company's enterprise valuation, (ii) the contractual valuation cap, (iii) the probability and timing of equity financing, liquidity, or dissolution events, and (iv) applicable discount rates.

During 2024, the Company recognized a remeasurement loss of $4,375, resulting in a year-end SAFE liability of $245,625. No SAFEs were outstanding as of December 31, 2023.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 12,000,000 shares of common stock with a par value of $0.0001 per share. As of December 31, 2024 and 2023, 5,370,934 and 5,273,437 shares of common stock, respectively, were issued and outstanding. Holders of common stock are entitled to one vote per share, to dividends if and when declared by the Board of Directors, and to share ratably in the Company's assets upon liquidation, subject to the rights of any preferred stockholders.

Series Pre-A1 Preferred Stock

The Company is authorized to issue 101,125 shares of Series Pre-A1 Preferred Stock with a $0.0001 par value. As of December 31, 2024 and 2023, 101,125 shares have been issued and are outstanding.

Series Pre-A2 Preferred Stock

The Company is authorized to issue 342,273 shares of Series Pre-A2 Preferred Stock with a $0.0001 par value. As of December 31, 2024 and 2023, 342,273 shares have been issued and are outstanding.

Series Pre-A3 Preferred Stock

The Company is authorized to issue 2,011,456 shares of Series Pre-A3 Preferred Stock with a $0.0001 par value. As of December 31, 2024 and 2023, 2,011,456 shares have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 1,091,225 shares of Series Preferred Stock with a $0.0001 par value. As of December 31, 2024 and 2023, 1,091,225 shares have been issued and are outstanding.

Series CF Preferred Stock

The Company is authorized to issue 685,654 shares of Series Preferred Stock with a $0.0001 par value. As of December 31, 2024 and 2023, 685,654 and nill shares have been issued and are outstanding, respectively.

Additional Paid-In Capital

Additional paid-in capital primarily represents amounts contributed by shareholders in excess of par value. During the years ended December 31, 2024 and 2023, stockholders contributed $2,181,157 and $1,044,261, which was recorded as additional paid-in capital.

7. SHAREBASED COMPENSATION

During 2020, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,725,381 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2024	2023
Expected life (years)	10.00	10.00
Risk-free interest rate	4.58%	3.95%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at January 1, 2023	492,191	$ 0.32	3.22
Granted	22,567	$ 0.05	
Exercised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2023	514,758	$ 0.38	2.29
Exercisable Options at December 31, 2023	497,833	$ 0.38	2.29
Granted	14,087	$ 0.03	
Exercised	(97,497)	$ -	
Expired/Cancelled	(2,000)	$ -	
Outstanding at December 31, 2024	429,348	$ 0.49	1.45
Exercisable Options at December 31, 2024	418,783	$ 0.49	1.45

Stock option expenses for the years ended December 31, 2024 and 2023 were $2,453 and $7,600, respectively.

8.   LEASES

In 2022, the Company entered into an operating lease agreement with Hudson 1099 Stewart Street, LLC to rent certain business premises on period of sixty months.

In 2024, the Company entered into another operating lease agreement with Bellevue Investors I LLC for its Artly Coffee retail location at West Main Tower I in Bellevue, Washington, with a lease term of ten (10) years.

The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured. Its lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The weighted average lease term as of December 31, 2024, is 11.91 years.

The weighted average discount rate used for the year ended December 31, 2024, was 10%.

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2024, are as follows:

	December 31, 2024
2025	$ 36,094
2026	44,524
2027	28,025
2028	19,782
2029	23,084
Thereafter	159,709
Total	$ **311,217**

9. INCOME TAXES

The provision for income taxes for the years ended December 31, 2024 and 2023 consists of the following:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (587,892)	$ (605,546)
Valuation Allowance	587,892	605,546
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024 and 2023 are as follows:

As of Year Ended December 31,	2024	2023
Net Operating Loss	$ (1,826,863)	$ (1,238,971)
Valuation Allowance	1,826,863	1,238,971
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2024 and 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal years ended December 31, 2024 and 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $8.7 million and $5.9 million, respectively, and the Company had state net operating loss ("NOL") carryforwards of $8.7 million and $5.9 million, respectively. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024 and 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expenses. As of December 31, 2024 and 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no related party transactions as of and for the years ended December 31, 2024 and 2023.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Other commitments

As discussed in Note 5, the Company has issued Simple Agreements for Future Equity ("SAFEs") to investors. The SAFEs do not have stated maturity dates or interest provisions, but they obligate the Company to either (i) issue a variable number of shares of preferred stock upon a qualified equity financing, or (ii) settle in cash or securities upon the occurrence of a liquidity or dissolution event. The ultimate settlement of the SAFEs is contingent upon future events outside the Company's control, including the timing, pricing, and structure of a qualified equity financing or the occurrence of a liquidity or dissolution event. Accordingly, the SAFEs represent contingent obligations of the Company.

12. GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred net losses of $2.8 million and $2.9 million for the years ended December 31, 2024 and 2023, respectively, and used net cash in operating activities of $2.4 million and $2.8 million, respectively. As of December 31, 2024, the Company had cash of $2.9 million and an accumulated deficit of $8.7 million. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that these financial statements are issued. Management's plans to address these matters include seeking additional equity and/or debt financing and implementing cost-containment initiatives. While the Company has historically raised financing, no committed financing had been obtained and no cost-reduction measures sufficient to offset projected cash outflows had been fully implemented as of the issuance date. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

BLUE HILL TECH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2024 through November 13, 2025, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

ARTLY CAPITAL CF. LLC (SUCCESSOR)

FORMERLY KNOWN AS ARTLY CAPITAL CF INC. (PREDECESSOR)

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF NOVEMBER 5, 2025 (SUCCESSOR) AND DECEMBER 31, 2024 (PREDECESSOR),

AND FOR THE PERIODS FROM DECEMBER 3, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024,

JANUARY 1, 2025 THROUGH NOVEMBER 4, 2025 (PREDECESSOR),

AND FOR THE ONE DAY ENDED NOVEMBER 5, 2025 (INCEPTION, SUCCESSOR)



INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Artly Capital CF. LLC
Wilmington, Delaware

Opinion

We have audited the consolidated financial statements of Artly Capital CF. LLC (the "Company", "Successor"), formerly known as Artly Capital CF Inc. ("Predecessor"), which comprise the consolidated balance sheets of the Predecessor as of December 31, 2024 and of the Successor as of November 5, 2025 (inception date of the Successor), and the related consolidated statements of operations, changes in members' equity/(deficit), and cash flows for the periods from December 3, 2024 (date of Predecessor's inception) through December 31, 2024, from January 1, 2025 through November 4, 2025 (Predecessor), and for the one day ended November 5, 2025 (inception date of the Successor), and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Predecessor as of December 31, 2024 and of the Successor as of November 5, 2025 (inception date of the Successor), and the results of its operations and its cash flows for the related periods then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the date of issuance of these consolidated financial statements.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Matter – Special Purpose Vehicle

The consolidated financial statements presented in this report are those of a Special Purpose Vehicle (SPV) and are intended to reflect the financial position and performance of the SPV itself on a stand-alone basis. Users seeking a comprehensive understanding of the financial position and operations of the operating company should refer to the financial statements of the operating company (i.e. Blue Hill Tech, Inc).

December 4, 2025

Los Angeles, California

ARTLY CAPITAL CF. LLC

CONSOLIDATED BALANCE SHEETS

As of	November 5, 2025 (Successor)	December 31, 2024 (Predecessor)
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash	$ -	$ -
Total Current Assets	-	-
Total Assets	$ -	$ -
LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)		
Total Liabilities	$ -	$ -
MEMBERS' EQUITY/(DEFICIT)		
Members' Equity/(Deficit)	-	-
Total Members' Equity/(Deficit)	-	-
Total Liabilities and Members' Equity/(Deficit)	$ -	$ -

See accompanying notes to consolidated financial statements.

ARTLY CAPITAL CF. LLC

CONSOLIDATED **S**TATEMENTS OF **O**PERATIONS

(USD $ in Dollars)	For the one day ended November 5, 2025 (Inception, Successor)		For the period from January 1, 2025 through November 4, 2025 (Predecessor)		For the period from December 3, 2024 (Inception, Predecessor) through December 31, 2024 (Predecessor)	
Net Revenue	$	-	$	-	$	-
Cost of Revenue		-		-		-
Gross Profit/(Loss)		-		-		-
Operating Expenses						
General and Administrative		-		-		-
Total Operating Expenses		-		-		-
Net Operating Income/(Loss)		-		-		-
Interest Expense		-		-		-
Other Income/(Loss)		-		-		-
Income/(Loss) Before Provision For Income Taxes		-		-		-
Provision/(Benefit) For Income Taxes		-		-		-
Net Income/(Loss)	$	-	$	-	$	-

See accompanying notes to consolidated financial statements.

ARTLY CAPITAL CF. LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)

(USD $ in Dollars)	Members' Equity / (Deficit)
Balance—As of Inception December 3, 2024 (Inception, Predecessor)	$ -
Net Income/(Loss)	-
Balance—December 31, 2024 (Predecessor)	$ -
Net Income/(Loss)	-
Balance—As of Conversion November 5, 2025 (Inception, Successor)	$ -

See accompanying notes to consolidated financial statements.

ARTLY CAPITAL CF. LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(USD $ in Dollars)	For the one day ended November 5, 2025 (Inception, Successor)	For the period from January 1, 2025 through November 4, 2025 (Predecessor)	For the period from December 3, 2024 (Inception, Predecessor) through December 31, 2024 (Predecessor)
CASH FLOW FROM OPERATING ACTIVITIES			
Net Income/(Loss)	$ -	$ -	$ -
Net Cash Provided By/(Used In) Operating Activities	-	-	-
CASH FLOW FROM INVESTING ACTIVITIES			
Net Cash Provided By/(Used In) Investing Activities	-	-	-
CASH FLOW FROM FINANCING ACTIVITIES			
Net Cash Provided By/(Used In) Financing Activities	-	-	-
Change In Cash and Cash Equivalents	-	-	-
Cash and Cash Equivalents—Beginning of The Period	-	-	-
Cash and Cash Equivalents—End of the Period	$ -	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash Paid During The Year For Interest	$ -	$ -	$ -

See accompanying notes to consolidated financial statements.

ARTLY CAPITAL CF. LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF NOVEMBER 5, 2025 (SUCCESSOR) AND DECEMBER 31, 2024 (PREDECESSOR), AND FOR THE PERIODS FROM DECEMBER 3, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024, JANUARY 1, 2025 THROUGH NOVEMBER 4, 2025 (PREDECESSOR), AND FOR THE ONE DAY ENDED NOVEMBER 5, 2025 (INCEPTION, SUCCESSOR)

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1.   ORGANIZATION AND DESCRIPTION OF BUSINESS

Artly Capital CF Inc. (the "Predecessor") was incorporated on December 3, 2024, for the purpose of serving as a special purpose vehicle ("SPV") to facilitate investments in a portfolio company through a Regulation Crowdfunding ("Reg CF") offering. The Predecessor had no operations other than organizational activities and activities related to preparing for the planned Reg CF financing.

Artly Capital CF. LLC (the "Successor", "Company") was formed on November 5, 2025, upon the conversion of Artly Capital CF Inc. under state law. The Successor continues the same purpose and activities as the Predecessor entity. The Successor had no operations on the date of conversion other than carrying forward the organizational purpose of functioning as the SPV for the contemplated Reg CF offering.

The accompanying consolidated financial statements present the activity of the Predecessor for the periods from (i) December 3, 2024 (date of Predecessor's inception) to December 31, 2024, and (ii) January 1, 2025 through November 4, 2025 (Predecessor). The Successor is presented as of and for the one day ended November 5, 2025, the date of its inception, which reflects no activity other than the establishment of the new legal entity. The Predecessor and Successor are presented separately due to the conversion resulting in a new reporting entity for financial statement purposes.

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wilmington, Delaware.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

ARTLY CAPITAL CF. LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF NOVEMBER 5, 2025 (SUCCESSOR) AND DECEMBER 31, 2024 (PREDECESSOR), AND FOR THE PERIODS FROM DECEMBER 3, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024, JANUARY 1, 2025 THROUGH NOVEMBER 4, 2025 (PREDECESSOR), AND FOR THE ONE DAY ENDED NOVEMBER 5, 2025 (INCEPTION, SUCCESSOR)

Cash includes all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of November 5, 2025 and December 31, 2024, the Company's cash did not exceed FDIC-insured limits.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Related Parties

The Company discloses transactions with related parties in accordance with ASC 850, Related Party Disclosures. Related parties include directors, officers, principal owners, their immediate family members, and entities under common ownership or control. Transactions with related parties are recorded at amounts agreed upon between the parties, which may not necessarily be equivalent to amounts that would have been incurred in an arm's-length transaction. The Company evaluates related party arrangements on a periodic basis to determine the appropriate recognition, measurement, and disclosure in the financial statements.

Contingencies and Commitments

The Company accounts for commitments and contingencies in accordance with ASC 450, Contingencies. A liability for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a loss contingency is only reasonably possible, or if the amount cannot be reasonably estimated, disclosure is made in the notes to the financial statements, but no liability is recorded. Commitments, including contractual obligations and guarantees, are disclosed when material. The Company regularly evaluates legal claims, regulatory matters, and other obligations to determine whether recognition or disclosure is required.

Subsequent Events

ARTLY CAPITAL CF. LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF NOVEMBER 5, 2025 (SUCCESSOR) AND DECEMBER 31, 2024 (PREDECESSOR), AND FOR THE PERIODS FROM DECEMBER 3, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024, JANUARY 1, 2025 THROUGH NOVEMBER 4, 2025 (PREDECESSOR), AND FOR THE ONE DAY ENDED NOVEMBER 5, 2025 (INCEPTION, SUCCESSOR)

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 4, 2025, which is the date the financial statements were issued.

3. EQUITY

No membership units were issued or outstanding as of November 5, 2025 and December 31, 2024.

Voting Rights

Members do not have direct control over the operations of the SPV. The SPV is managed by Blue Hill Tech, Inc., which holds full decision-making authority. Certain significant actions, such as amendments to the operating agreement, issuance of additional membership units, or dissolution of the SPV, require the approval of members holding a specified majority interest.

Distribution Rights

The SPV is structured as a pass-through entity. It does not generate independent revenues but receives distributions from Blue Hill Tech, Inc. and allocates such proceeds to members on a pro-rata basis in accordance with their ownership interests. Distributions are made when declared by Blue Hill Tech, Inc. and may include dividends, profits, or liquidation proceeds.

Liquidity Rights (Transfer & Exit Restrictions)

Membership interests are subject to transfer restrictions. Transfers are generally prohibited during the initial one-year holding period, except in limited cases such as transfers to Artly Capital CF. LLC accredited investors as defined under SEC Rule 501, transfers to family members or trusts, or pursuant to a registered securities offering. After the expiration of the one-year holding period, transfers remain subject to manager approval and applicable securities law requirements. Upon dissolution of the SPV, members will be entitled to receive a direct transfer of securities or liquidation proceeds, as applicable.

4. DEBT

The company has no debt outstanding as of November 5, 2025 and December 31, 2024.

ARTLY CAPITAL CF. LLC

NOTES TO **C**ONSOLIDATED **F**INANCIAL **S**TATEMENTS

AS **O**F **N**OVEMBER 5, 2025 (**S**UCCESSOR) **A**ND **D**ECEMBER 31, 2024 (**P**REDECESSOR), **A**ND **F**OR **T**HE **P**ERIODS **F**ROM **D**ECEMBER 3, 2024 (**I**NCEPTION) **T**HROUGH **D**ECEMBER 31, 2024, **J**ANUARY 1, 2025 **T**HROUGH **N**OVEMBER 4, 2025 (**P**REDECESSOR), **A**ND **F**OR **T**HE **O**NE **D**AY **E**NDED **N**OVEMBER 5, 2025 (**I**NCEPTION, **S**UCCESSOR)

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5. RELATED PARTY TRANSACTIONS

There were no related party transactions during the periods presented.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of November 5, 2025 and December 31, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

There were no other events that required an adjustment or disclosure to these financial statements.

8. GOING CONCERN

The Company has recently commenced operations and will incur significant additional costs to generate revenues sufficient to sustain operations. The Company might not have sufficient liquid assets to fulfill its obligations in the near future. These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt, and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of development, which may harm the operations, financial condition, and operating results. These consolidated financial statements do not include any adjustments resulting from these uncertainties.